UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Five Prime Therapeutics, Inc.

(Name of Subject Company)

Five Prime Therapeutics, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

33830X104

(CUSIP Number of Class of Securities)

Francis Sarena

Chief Strategy Officer and Secretary

Five Prime Therapeutics, Inc.

111 Oyster Point Boulevard

South San Francisco, California

(415) 365-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Jamie Leigh, Esq.

Ian Nussbaum, Esq.

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111-5800

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address

The name of the subject company is Five Prime Therapeutics, Inc., a Delaware corporation (“Five Prime” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to Five Prime. The address of Five Prime’s principal executive office is 111 Oyster Point Boulevard, South San Francisco, California 94080. The telephone number of Five Prime’s principal executive office is (415) 365-5600.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Five Prime’s common stock, par value $0.001 per share (each such share, a “Share” and, collectively, the “Shares”). As of March 8, 2021, there were (i) 45,941,900 Shares issued and outstanding, (ii) 4,859,903 Shares subject to issuance pursuant to Five Prime’s 2013 Omnibus Incentive Plan, as amended, and 2010 Equity Incentive Plan (each, a “Company Equity Plan” and, collectively, the “Company Equity Plans”) and (iii) 9,962 Shares estimated to be subject to outstanding rights under Five Prime’s 2013 Employee Stock Purchase Plan (the “Company ESPP”) (based on total employee contributions to the Company ESPP from November 16, 2020 through March 8, 2021 and assuming the closing price per Share as reported by Nasdaq Global Market on the purchase date for the current offering period was equal to the Offer Price. Five Prime’s 2013 Omnibus Incentive Plan, Amendment No. 1 to 2013 Omnibus Incentive Plan, 2010 Equity Incentive Plan and Company ESPP are filed as Exhibits (e)(20), (e)(21), (e)(22) and (e)(23), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Item 2. Identity and Background of Filing Person.

Name and Address

Five Prime, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Five Prime are set forth in “Item 1. Subject Company Information—Name and Address” above.

Tender Offer

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Franklin Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Amgen Inc., a Delaware corporation (“Amgen”), to purchase all of the issued and outstanding Shares at an offer price of $38.00 per Share (such amount, or any higher amount per Share paid pursuant to the Offer, being the “Offer Price”), in cash, minus any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 18, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 4, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among Amgen, Purchaser and Five Prime. The Offer is more fully described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), which was filed by Purchaser and Amgen with the Securities and Exchange Commission (the “SEC”) on March 18, 2021.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on March 18, 2021. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at 12:00 midnight, New York Time, on April 16, 2021 (one minute following 11:59 p.m., New York Time, on April 15, 2021) (the date and time at which the Offer expires by its terms, as it may be extended in accordance with the Merger Agreement, the “Offer Expiration Time”). Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) (as more fully described in

Section 15—“Conditions of the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9) and provided that the Offer has not been terminated, Purchaser will accept for payment and promptly pay for all Shares validly tendered prior to the Offer Expiration Time and not properly withdrawn.

The consummation of the Offer is subject to various conditions, including there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, prior to the expiration of the Offer, a number of Shares that (together with the Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL), but excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository” (as such terms are defined in Section 251(h)(6) of the DGCL)) represents at least one Share more than 50% of the issued and outstanding Shares at the Offer Expiration Time (the “Minimum Condition”).

Following the consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Purchaser will be merged with and into Five Prime (the “Merger” and, together with the execution and delivery of the Merger Agreement and all of the transactions contemplated by the Merger Agreement, including the Offer, the “Transactions”), with Five Prime surviving as a wholly owned subsidiary of Amgen (the “Surviving Corporation”). The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”), which permits completion of the Merger without a vote of the holders of Shares upon the acquisition by Purchaser of a majority of the outstanding Shares. Under the DGCL and the terms of the Merger Agreement, Five Prime and Amgen must consummate the Merger as soon as practicable following the consummation of the Offer (such date of the consummation of the Merger, the “Closing Date”). At the effective time of the Merger (the “Effective Time”), each then issued and outstanding Share not previously purchased in the Offer (other than (a) Shares that at the Effective Time are held by Five Prime, Amgen, Purchaser or any other direct or indirect wholly owned subsidiary of Amgen and (b) Shares outstanding immediately prior to the Effective Time that are held by stockholders of Five Prime who are entitled to appraisal rights under the DGCL and have properly exercised and perfected, and not withdrawn or otherwise lost, such appraisal rights) will be cancelled and converted into the right to receive the Offer Price, in cash, minus any applicable withholding taxes and without interest.

The foregoing summary of the Merger Agreement and the Transaction is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal and by the terms of the Merger Agreement. A more complete description of the Merger Agreement can be found in Section 14 of the Offer to Purchase under the caption “The Merger Agreement.” Copies of the Offer to Purchase, the Letter of Transmittal and the Merger Agreement are filed as Exhibits (a)(1)(A), (a)(1)(B) and (e)(1), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Amgen and Purchaser are located at One Amgen Center Drive, Thousand Oaks, CA 91320. The telephone number of Amgen and Purchaser is (805) 447-1000.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at https://www.sec.gov, or on the investor relations section of Five Prime’s website at https://investor.fiveprime.com/sec-filings.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Definitive Proxy Statement of Five Prime on Schedule 14A filed with the SEC on April 3, 2020, and filed as Exhibit (e)(6) to this Schedule 14D-9, which is incorporated by reference herein, to the knowledge of Five Prime, as of the date of this Schedule 14D-9, there is no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between Five Prime or its affiliates, on the one hand, and (i) any of Five Prime’s executive officers, directors or affiliates, or (ii) Amgen, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

The Five Prime board of directors (the “Five Prime Board”) was aware of all such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation—The Five Prime Board’s Reasons for the Offer and the Merger.”

Arrangements between Five Prime and Amgen

Merger Agreement

The summary of the material terms of the Merger Agreement contained in Section 14 of the Offer to Purchase under the caption “The Merger Agreement” is incorporated herein by reference. We encourage all of Five Prime’s stockholders to read the Merger Agreement carefully and in its entirety because it contains important information. The legal rights and obligations of Five Prime, Amgen and Purchaser are governed by the specific language of the Merger Agreement and not by the summary contained in Section 14 of the Offer to Purchase under the caption “The Merger Agreement.” The Merger Agreement contains representations and warranties made by Five Prime to Amgen and Purchaser and representations and warranties made by Amgen and Purchaser to Five Prime. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders with information regarding its terms and is not intended to modify or supplement any rights of the parties under the Merger Agreement. In particular, the assertions embodied in these representations and warranties are qualified by a confidential disclosure letter made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. The confidential disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. Five Prime’s stockholders are not third-party beneficiaries of the Merger Agreement, except with respect to their right to receive the Offer Price following the time Purchaser accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) or to receive the Merger Consideration at and after the Effective Time, and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Five Prime, Amgen or Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Five Prime’s or Amgen’s public disclosure.

The foregoing summary of the Merger Agreement and the summary of the material terms of the Merger Agreement contained in Section 14 of the Offer to Purchase and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement. The Merger Agreement is included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Non-Disclosure Agreements

On July 29, 2019, Five Prime and Amgen entered into a mutual non-disclosure agreement (the “2019 Non-Disclosure Agreement”) with respect to the sharing of confidential information in connection with Amgen and Five Prime’s potential collaboration on the research and development of several Five Prime pipeline programs. Amgen and Five Prime amended the 2019 Non-Disclosure Agreement, effective as of August 2, 2019 (the “2019 Non-Disclosure Agreement Amendment No. 1”), to expand its scope to cover the Bema program.

Amgen and Five Prime subsequently amended the 2019 Non-Disclosure Agreement, effective as of June 16, 2020 (the “2019 Non-Disclosure Agreement Amendment No. 2”), to extend the term from one year to two years after the initial date of the 2019 Non-Disclosure Agreement and expand its scope to cover another Five Prime pipeline program.

The foregoing summary of the 2019 Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the 2019 Non-Disclosure Agreement, filed as Exhibit (e)(2) to this Schedule 14D-9 and incorporated herein by reference, the 2019 Non-Disclosure Agreement Amendment No. 1, filed as Exhibit (e)(3) to this Schedule 14D-9 and incorporated herein by reference, and the 2019 Non-Disclosure Agreement Amendment No. 2, filed as Exhibit (e)(4) to this Schedule 14D 9 and incorporated herein by reference.

On February 12, 2021, Five Prime and Amgen entered into a non-disclosure agreement in connection with the proposed Transactions (the “2021 Non-Disclosure Agreement”), pursuant to which, among other things, Amgen agreed, subject to certain exceptions, to keep confidential certain non-public information disclosed to it or its representatives by Five Prime for a period of three years. Amgen also agreed to abide by a standstill provision expiring on May 12, 2022, which included the right for Amgen to confidentially make proposals to the chief executive officer of Five Prime or the Five Prime Board during the standstill period. The 2021 Non-Disclosure Agreement included a fall-away of such standstill provisions upon (i) entry by Five Prime into a definitive agreement pursuant to which a person or group would acquire more than 40% of the Company’s issued and outstanding capital stock or more than 40% of the Company’s consolidated assets, (ii) the commencement of an exchange offer for more than 40% of the issued and outstanding capital stock of the Company or (iii) the consummation of any business combination, restructuring, recapitalization, tender or exchange offer or other extraordinary transaction with respect to more than 40% of the Company’s issued and outstanding capital stock or assets. The 2021 Non-Disclosure Agreement also included a 15-month non-solicitation provision.

The foregoing summary of the 2021 Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the 2021 Non-Disclosure Agreement, filed as Exhibit (e)(5) to this Schedule 14D-9 and incorporated herein by reference.

Arrangements between Five Prime and the Current Executive Officers, Directors and Affiliates of Five Prime

Five Prime’s directors and executive officers may have interests in the Offer, the Merger and the other Transactions that are different from, or in addition to, the interests of Five Prime’s stockholders generally. These interests may include, among others, agreements that certain officers have entered into with Five Prime that provide for the acceleration of Company Options, Restricted Stock Awards (including certain performance-based awards) in the event of a change of control of Five Prime, payments of severance benefits under Five Prime’s change in control severance agreements with executive officers, and certain indemnification obligations. These interests may create potential conflicts of interest. The Five Prime Board was aware of these interests and considered them, among other matters, in recommending the Offer and approving the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation—The Five Prime Board’s Reasons for the Offer and the Merger.”

Effect of the Offer and the Merger on Five Prime Common Stock and Equity Awards

Consideration for Five Prime Common Stock in the Merger

If the Company’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same consideration on the same terms and conditions as the other stockholders of the Company.

The following table sets forth the number of Shares beneficially owned as of March 8, 2021 by each of our executive officers and directors (excluding Shares issuable upon exercise of Company Options and vesting of Restricted Stock Awards) and the aggregate consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares Beneficially Owned(1)	Implied Cash Consideration for Shares
Executive Officers
Thomas Civik, President and Chief Executive Officer	3,859	$146,642
Helen Collins, M.D., Executive Vice President and Chief Medical Officer	50,964	$1,936,632
Francis Sarena, Chief Strategy Officer and Secretary	100,099	$3,803,762
David V. Smith, Executive Vice President and Chief Financial Officer	39,613	$1,505,294
Non-Employee Directors
William R. Ringo, Chairman of the Board	10,000	$380,000
Franklin M. Berger, CFA	5,000	$190,000
Kapil Dhingra, M.B.B.S.	—	—
Peder K. Jensen, M.D.	—	—
Lori Lyons-Williams	—	—
Garry Nicholson	—	—
Carol Schafer	—	—
All of our current executive officers and non-employee directors as a group (11 persons)	209,535	$7,962,330

(1)	In calculating the number of Shares beneficially owned for this purpose, Shares underlying Company Options and unvested Restricted Stock Awards held by each individual are excluded.

Consideration for Five Prime Options in the Merger—Generally

At the Effective Time, each option to purchase shares of Five Prime common stock that is outstanding and unexercised immediately prior to the Effective Time (each, a “Company Option”) (whether vested or unvested) which has a per Share exercise price that is less than the Offer Price (each, an “In The Money Company Option”) will be cancelled and converted into the right to receive an amount in cash equal to the product of (A) the total number of Shares subject to such Five Prime option immediately prior to the Effective Time, multiplied by (B) the excess, if any, of (x) the Offer Price over (y) the exercise price payable per Share under such Company Option immediately prior to the Effective Time, less any applicable withholding taxes.

At the Effective Time, each Company Option (whether vested or unvested) that has a per share exercise price that is equal to or more than the Offer Price at the Effective Time shall be cancelled without any consideration payable therefor whether before or after the Effective Time.

Consideration for Five Prime Restricted Stock Awards in the Merger—Generally

At the Offer Acceptance Time, each Five Prime restricted stock award that is outstanding immediately prior to the Offer Acceptance Time (each, a “Restricted Stock Award”) will be deemed vested as of immediately prior to the Offer Acceptance Time and converted into Five Prime common stock with the right to receive the same consideration on the same terms and conditions as the other stockholders of the Company in respect of each Share subject to such Restricted Stock Award.

Treatment of Executive Officer and Director Equity Awards in the Merger

As described in the section titled “—Consideration for Five Prime Options in the Merger—Generally,” the Merger Agreement provides that all outstanding Company Options will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Offer Acceptance Time. At the Effective Time, all Company Options held by Five Prime’s executive officers and non-employee directors will be treated as described in the section titled “—Consideration for Five Prime Options in the Merger—Generally”. In addition, all Restricted Stock Awards (whether vested or unvested) held by Five Prime’s executive officers and non-employee directors will be treated as described in the section titled “—Consideration for Restricted Stock Awards in the Merger—Generally”.

Our executive officers and non-employee directors are eligible to receive “single trigger” and/or “double-trigger” vesting acceleration benefits with respect to their outstanding Company Options and/or Restricted Stock Awards pursuant to existing plans and agreements governing their Company Options and Restricted Stock Awards. However, such vesting acceleration benefits with respect to Company Options and Restricted Stock Awards held by executive officers and non-employee directors will be effectively superseded by the vesting acceleration treatment of Company Options and the treatment of the Restricted Stock Awards under the terms of the Merger Agreement, as described above.

Table of Estimated Consideration for Executive Officer and Director Equity Awards

The table below sets forth (i) information about outstanding Company Options and Restricted Stock Awards held by our executive officers and non-employee directors and (ii) the value (on a pre-tax basis) of the consideration payable in respect of such Company Options and Restricted Stock Awards, in each case as of March 8, 2021.

Name	Number of Shares Underlying Company Options(1)	Number of Shares Underlying Vested Company Options(2)	Number of Shares Underlying Unvested Company Options(3)	Company Option Exercise Price ($)	Closing Amount Payable for In the Money Company Options ($)(4)	Number of Shares Underlying Restricted Stock Awards(5)	Amount Payable for Restricted Stock Awards ($)(6)	Total Value ($)(7)
Thomas Civik	480,000	—	480,000	2.72	16,934,400	—	—	16,934,400
	—	—	—	—	—	75,000	2,850,000	2,850,000

Helen Collins, M.D.	180,000	45,000	135,000	5.25	5,895,000	—	—	5,895,000
	20,000	7,500	12,500	5.78	644,400	—	—	644,400
	58,000	29,000	29,000	11.97	1,509,740	—	—	1,509,740
	50,000	37,500	12,500	18.69	965,500	—	—	965,500
	22,500	22,031	469	39.21	—	—	—	—
	9,000	9,000	—	45.38	—	—	—	—
	60,000	60,000	—	37.89	6,600	—	—	6,600
	—	—	—	—	—	20,000	760,000	760,000
	—	—	—	—	—	3,334	126,692	126,692
	—	—	—	—	—	66,000	2,508,000	2,508,000
	—	—	—	—	—	3,334	126,692	126,692

Francis Sarena	180,000	45,000	135,000	5.25	5,895,000	—	—	5,895,000
	58,000	29,000	29,000	11.97	1,509,740	—	—	1,509,740
	45,000	33,750	11,250	18.69	868,950	—	—	868,950
	45,000	45,000	—	45.38	—	—	—	—
	35,000	35,000	—	49.54	—	—	—	—
	60,000	60,000	—	43.71	—	—	—	—
	75,000	75,000	—	19.25	1,406,250	—	—	1,406,250
	25,521	25,521	—	11.14	685,494	—	—	685,494
	3,209	3,209	—	10.77	87,381	—	—	87,381
	12,063	12,063	—	7.26	370,817	—	—	370,817
	9,142	9,142	—	5.54	296,749	—	—	296,749
	4,747	4,747	—	8.49	140,084	—	—	140,084
	—	—	—	—	—	20,000	760,000	760,000
	—	—	—	—	—	66,000	2,508,000	2,508,000
	—	—	—	—	—	3,334	126,692	126,692

Name	Number of Shares Underlying Company Options(1)	Number of Shares Underlying Vested Company Options(2)	Number of Shares Underlying Unvested Company Options(3)	Company Option Exercise Price ($)	Closing Amount Payable for In the Money Company Options ($)(4)	Number of Shares Underlying Restricted Stock Awards(5)	Amount Payable for Restricted Stock Awards ($)(6)	Total Value ($)(7)

David V. Smith	180,000	45,000	135,000	5.25	5,895,000	—	—	5,895,000
	185,000	104,062	80,938	12.47	4,723,050	—	—	4,723,050
	—	—	—	—	—	20,000	760,000	760,000
	—	—	—	—	—	66,000	2,508,000	2,508,000
	—	—	—	—	—	13,334	506,692	506,692

William R. Ringo	27,769	27,769	—	4.47	931,095	—	—	931,095
	52,408	52,408	—	2.80	1,844,762	—	—	1,844,762
	37,998	37,998	—	5.23	1,245,194	—	—	1,245,194
	40,868	40,868	—	5.31	1,335,975	—	—	1,335,975
	49,552	49,552	—	3.94	1,687,741	—	—	1,687,741
	50,367	50,367	—	3.23	1,751,261	—	—	1,751,261
	46,939	46,939	—	3.99	1,596,395	—	—	1,596,395
	34,451	34,451	—	3.79	1,178,569	—	—	1,178,569
	15,000	15,000	—	6.09	478,650	—	—	478,650
	10,000	10,000	—	17.27	207,300	—	—	207,300
	10,000	10,000	—	29.80	82,000	—	—	82,000
	10,000	10,000	—	42.25	—	—	—	—
	12,500	12,500	—	22.15	198,125	—	—	198,125
	16,600	16,600	—	11.65	437,410	—	—	437,410

Franklin M. Berger, CFA	20,000	—	20,000	4.14	677,200	—	—	677,200
	15,000	15,000	—	6.09	478,650	—	—	478,650
	10,000	10,000	—	17.27	207,300	—	—	207,300
	10,000	10,000	—	29.80	82,000	—	—	82,000
	10,000	10,000	—	42.25	—	—	—	—
	12,500	12,500	—	22.15	198,125	—	—	198,125

Kapil Dhingra, M.B.B.S.	20,000	—	20,000	4.14	677,200	—	—	677,200
	15,000	15,000	—	6.09	478,650	—	—	478,650
	10,000	10,000	—	17.27	207,300	—	—	207,300
	10,000	10,000	—	29.80	82,000	—	—	82,000
	10,000	10,000	—	42.25	—	—	—	—
	25,000	25,000	—	37.99	250	—	—	250

Peder K. Jensen, M.D.	20,000	—	20,000	4.14	677,200	—	—	677,200
	15,000	15,000	—	6.09	478,650	—	—	478,650
	10,000	10,000	—	17.27	207,300	—	—	207,300
	10,000	10,000	—	29.80	82,000	—	—	82,000
	10,000	10,000	—	42.25	—	—	—	—
	12,500	12,500	—	22.15	198,125	—	—	198,125
	12,500	12,500	—	12.70	316,250	—	—	316,250

Lori Lyons-Williams	20,000	—	20,000	4.14	677,200	—	—	677,200
	25,000	8,333	16,667	6.30	792,500	—	—	792,500

Garry Nicholson	20,000	—	20,000	4.14	677,200	—	—	677,200
	15,000	15,000	—	6.09	478,650	—	—	478,650
	10,000	10,000	—	17.27	207,300	—	—	207,300
	15,000	15,000	—	29.80	123,000	—	—	123,000

Carol Schafer	20,000	—	20,000	4.14	677,200	—	—	677,200
	1,250	1,250	—	6.09	39,888	—	—	39,888
	25,000	8,333	16,667	9.17	720,750	—	—	720,750

(1)	Represents the total number of Shares subject to the applicable Company Option as of March 8, 2021.
(2)	Represents the total number of Shares subject to the vested portion of the applicable Company Option as of March 8, 2021.
(3)	Represents the total number of Shares subject to the unvested portion of the applicable Company Option as of March 8, 2021.

(4)

Equals (i) the total number of Shares subject to the outstanding In The Money Company Option as of March 8, 2021, multiplied by (ii) the excess of the Offer Price over the per Share exercise price of the In The Money Company Option.

(5)	Represents the total number of Shares underlying the applicable Restricted Stock Award as of March 8, 2021.
(6)	Equals (i) the total number of Shares underlying the Restricted Stock Award as of March 8, 2021, multiplied by (ii) the Offer Price.
(7)	Equals the sum of the amounts shown in the “Closing Amount Payable for In the Money Company Options” and the “Amount Payable for Restricted Stock Awards,” columns.

Executive Severance Benefit Plan

We previously adopted our Executive Severance Benefit Plan (the “Executive Severance Plan”), which is included as Exhibit (e)(18) hereto and is incorporated herein by reference. Pursuant to the Executive Severance Plan, if an executive officer is terminated by us without “cause” or the executive officer resigns for “good reason” (each term, as defined in the Executive Severance Plan) within three months prior to or within 12 months following a “change in control” (as defined in the Executive Severance Plan), such as the Transactions, subject to the executive officer’s timely execution and non-revocation of a general release of claims in our favor and certain other conditions, the executive officer will receive the following benefits:

•

a lump sum cash payment equal to the product of (i) the sum of (A) such executive officer’s annual base salary rate as in effect on the date of the involuntary termination (disregarding for this purpose any diminution in such executive officer’s annual base salary contributing to good reason) and (B) “target bonus” based on the greater of the average annual bonus received for the preceding three calendar years and the annual target bonus as in effect immediately prior to the termination (disregarding for this purpose any diminution in such executive officer’s annual target cash bonus contributing to good reason), and (ii) the relevant multiple (described below) of such executive officer based on a tiered system.

•

company-paid premiums for continued coverage under our group health insurance plans for the executive officer and his or her eligible dependents, as provided under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or COBRA (“COBRA Continuation”), until the earlier of (i) the end of the applicable CIC Severance Period (described below), (ii) such time as the executive officer is eligible for health insurance coverage with a subsequent employer or (iii) such time as the executive officer and his or her dependents are no longer eligible for COBRA coverage; and

•

full acceleration of vesting and exercisability of all outstanding Five Prime equity awards, including awards that would otherwise vest only upon satisfaction of performance criteria, held by the executive officer.

For purposes of the foregoing, the multiple for David Smith, Francis Sarena and Helen Collins is 1.5, and Thomas Civik is 2.0. For the purposes of the COBRA Continuation, the CIC Severance Period for Thomas Civik is 24 months and for David Smith, Francis Sarena and Helen Collins is 18 months.

The Executive Severance Plan also provides that if the excise tax imposed pursuant to Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, would be applicable to the payments and benefits to be received by an executive officer, then such executive officer will be subject to the “best net” approach, under which he or she will receive either the full amount of such payments and benefits or the greatest amount of such payments and benefits that will not result in the application of such excise tax, whichever would result in the greatest after-tax amount.

Prorated Bonuses

As a result of the Transactions constituting a change in control under Five Prime’s Annual Bonus Plan (the “Annual Bonus Plan”), which is included as Exhibit (e)(19) hereto and is incorporated herein by reference, each participant in the Annual Bonus Plan will be paid a bonus equal to such participant’s target annual bonus, multiplied by a fraction, the numerator of which is the number of days between January 1, 2021 and the date on which the change in control occurs, and the denominator of which is 365.

Employee Matters Following the Merger Closing

Upon the Effective Time, Amgen will assume and honor all severance and employment agreements and plans for all Continuing Employees (as defined below), in each case in accordance with their terms; provided that, nothing in the Merger Agreement will prevent Amgen, the Surviving Corporation or any of their affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Five Prime employee benefit plan in accordance with their terms or prevent Amgen, the Surviving Corporation or any of their affiliates, after the Effective Time, from terminating the employment of any Continuing Employee.

For a period of one year following the Effective Time, Amgen will provide, or cause to be provided, to each employee of Five Prime who is employed by Five Prime as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any affiliate thereof) during such one-year period (each, a “Continuing Employee”) with base salary or base wages and short-term cash incentive compensation opportunities (including, but not limited to, bonuses) that are no less favorable than those provided to such Continuing Employee immediately prior to the execution of the Merger Agreement, and benefits (including severance benefits and other employee benefits but excluding equity and long-term incentive compensation) that are, in the aggregate and at a minimum, substantially equivalent to the benefits (including severance benefits and other employee benefits) provided to such Continuing Employee immediately prior to the execution of the Merger Agreement.

Each Continuing Employee will be given service credit for all purposes, including for eligibility to participate, benefit levels (including, for the avoidance of doubt, levels of benefits under Amgen’s or the Surviving Corporation’s vacation policy) and eligibility for vesting under Amgen’s or the Surviving Corporation’s employee benefit plans and arrangements with respect to such Continuing Employee’s length of service with Five Prime (and its predecessors) prior to the Closing Date, provided, that the foregoing will not result in the duplication of benefits or apply to any defined benefit pension plan. With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Amgen will, or will cause the Surviving Corporation to and instruct its affiliates to, as applicable (and without duplication of benefits), assume the liability for such accrued personal, sick or vacation time. To the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any health or welfare benefit plan of Amgen or the Surviving Corporation, then Amgen will use commercially reasonable efforts to (a) cause the waiver of all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such conditions, exclusions and waiting periods would not apply under a similar employee benefit plan in which such employees participated prior to the Effective Time and (b) ensure that such health or welfare benefit plan will, for purposes of eligibility, vesting, deductibles, copayments and out-of-pocket maximums and allowances (including paid time off), credit Continuing Employees for service and amounts paid prior to the Effective Time with Five Prime to the same extent that such service and amounts paid was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of Five Prime. For the avoidance of doubt, Amgen will use commercially reasonable efforts to cause any eligible expenses incurred by a Continuing Employee and his or her covered dependents during the portion of the plan year immediately before the Effective Time to be taken into account for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with the applicable health or welfare benefit plan of Amgen or the Surviving Corporation.

Prior to the Effective Time, if requested by Amgen in writing, Five Prime will cause its 401(k) plan to be terminated effective immediately prior to the Effective Time and provide Amgen with evidence of such termination (the form and substance of which to be subject to review and approval by Amgen) not later than the day immediately preceding the Effective Time. If the Five Prime 401(k) is terminated in connection with the transactions contemplated by the Merger Agreement, all Five Prime matching contributions will fully vest. In the event that the Five Prime 401(k) plan is terminated based on such a request from Amgen, Five Prime and Amgen will use commercially reasonable efforts to permit Continuing Employees to make rollover contribution of their 401(k) account balances from Five Prime’s 401(k) plan to Amgen’s 401(k) plan.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our executive officers who we expect will be a “named executive officer” for the year ended December 31, 2020 that is based on or otherwise relates to the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (1) the Effective Time will occur on April 30, 2021; (2) the employment of each named executive officer will be terminated at the Effective Time without “cause” or on account of “good reason”, if applicable (each as defined in the Executive Severance Plan), entitling the named executive officer to receive severance payments and benefits under the Executive Severance Plan; (3) the named executive officer’s base salary rate and performance bonus target amount remain unchanged from that in effect as of March 10, 2021; (4) no named executive officer receives any additional equity grants on or prior to the Effective Time that will vest on or prior to the Effective Time; and (5) no named executive officer enters into a new agreement or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the preceding subsections of this “Item 3. Past Contacts, Transactions, Negotiations and Agreements.” The amounts shown in the table do not include the payments or benefits that would have been earned on or prior to the Effective Time; or the value of payments or benefits that are not based on or otherwise related to the Transactions. In the footnotes to the table below, we refer to payments that are conditioned on the occurrence of both the Transactions as well as the named executive officer’s termination of employment without “cause” or on account of “good reason”, if applicable, as being payable on a “double-trigger” basis and payments or benefits that are conditioned only upon the occurrence of either the Offer or Merger as being payable on a “single-trigger” basis. In the event that an executive officer would be subject to a cut-back of payments under a Company benefit plan or would be subject to excise tax under Section 4999 of the Code, the Company expects to make, and enter into, arrangements to restore cut-back payments and/or provide for tax reimbursement payments, but as of the date of this Schedule 14D-9, no determinations have been made as to any such arrangements.

Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Thomas Civik	2,152,723	19,375,120	64,003	21,591,846
Helen Collins, M.D.	1,134,213	10,534,124	—	11,668,337
Francis Sarena	1,146,011	9,691,535	32,540	10,870,086
William R. Ringo(5)	—	—	—	—

(1)	Under relevant SEC rules, we are providing information in this table with respect to our executive officers who we expect will be our “named executive officers” for the year ended December 31, 2020.

(2)

The amounts listed in this column represent (a) “double-trigger” cash severance payments under the Executive Severance Plan, as further described above in the section captioned “—Executive Severance Benefit Plan” and (b) “single-trigger” prorated bonuses under the Annual Bonus Plan with respect to 2021, as further described above in the section captioned “—Prorated Bonuses.” The table below sets forth the breakdown of these components.

Name	Cash Severance Payments ($)	Prorated Bonus ($)
Thomas Civik	2,032,000	120,723
Helen Collins, M.D.	1,068,880	65,333
Francis Sarena	1,074,805	71,206
William R. Ringo	—	—

(3)

The amounts listed in this column represent the value of the “single-trigger” vesting acceleration that each named executive officer will receive with respect to his or her accelerated In The Money Company Options, Restricted Stock Awards and grants of cash awards (in lieu of annual equity grants) pursuant to the terms of the Merger Agreement, as described in more detail in the section above captioned “—Effect of the Offer and the Merger on Five Prime Common Stock and Equity Awards”.

(4)

The amounts listed in this column represent the pre-tax value of the reimbursement of health care premiums which would be due pursuant to a qualifying termination of employment under the Executive Severance Plan as described in more detail above under “—Executive Severance Benefit Plan”.

(5)	Mr. Ringo served as interim Chief Executive Officer of Five Prime until April 2020 and is no longer an employee of Five Prime.

Rule 14d-10(d) Matters

Prior to the consummation of the Offer, to the extent permitted by applicable laws, the compensation committee of the Five Prime Board will approve as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Company or its affiliates and any officer, director or employee of the Company pursuant to which compensation is paid to such officer, director or employee, and will take all other actions reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Indemnification and Insurance

The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation by Five Prime existing in favor of its current and former directors and officers as of the date of the Merger Agreement (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation and bylaws of Five Prime (as in effect as of the date of the Merger Agreement) and as provided in the indemnification agreements between Five Prime and such Indemnified Persons in the form made available by Five Prime to Amgen or Amgen’s representatives prior to the date of the Merger Agreement, will survive the Merger and will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons, and will be observed by Amgen, the Surviving Corporation and their successors and assigns to the fullest extent available under the laws of Delaware for a period of six years from the Effective Time. The form of indemnification agreement is included as Exhibit (e)(17) hereto and is incorporated herein by reference.

From and after the Effective Time until its sixth anniversary, Amgen and the Surviving Corporation (together with their successors and assigns, the “Indemnifying Parties”) will, to the fullest extent permitted under applicable laws and the certificate of incorporation and bylaws of Five Prime (as in effect as of the date of the Merger Agreement), indemnify and hold harmless each Indemnified Person in their capacity as an officer or director of Five Prime against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of Five Prime at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the Transactions.

Without limiting the foregoing, from the Effective Time until its sixth anniversary, the Indemnifying Parties will also, to the fullest extent permitted under applicable laws and the certificate of incorporation and bylaws of Five Prime (as in effect as of the date of the Merger Agreement), advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to the Merger Agreement, subject to the execution by such Indemnified Persons of appropriate undertakings to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified.

The Merger Agreement requires that either (a) the Surviving Corporation maintain in effect, from the Effective Time until its sixth anniversary, the current policy of directors’ and officers’ liability insurance maintained by Five Prime as of the date of the Merger Agreement for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Five Prime (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy, or (b) at or prior to the Effective Time, Amgen or Five Prime (through a nationally recognized insurance broker approved by Amgen (such approval not to be unreasonably withheld, conditioned or delayed)) purchase a six-year “tail” policy for the existing policy effective as of the Effective Time. However, in no event will the Surviving Corporation be required to expend in any one year an amount in excess of 300% of the annual premium currently payable by Five Prime with respect to its current policy, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, Amgen shall be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.

Section 16 Matters

Prior to the consummation of the Offer, Five Prime and the Five Prime Board will take appropriate action, to the extent necessary, to approve the disposition or cancellation of Shares and Company Stock Awards held by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, and to cause such dispositions or cancellations to be exempt under Rule 16b-3 under the Exchange Act.

Item 4. The Solicitation or Recommendation.

Recommendation of the Five Prime Board

At a meeting held on March 3, 2021, after careful consideration, the Five Prime Board, among other things, unanimously:

•	determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders;

•	declared it advisable to enter into the Merger Agreement;

•	approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions;

•	resolved that the Merger will be effected under Section 251(h) of the DGCL; and

•

resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, subject to the right of the Five Prime Board to withdraw (or modify in a manner adverse to Parent or Purchaser) or publicly propose to withdraw or withhold (or modify or qualify in a manner adverse to Parent or Purchaser), its recommendation in accordance with the terms of the Merger Agreement.

ACCORDINGLY, AND FOR THE REASONS DESCRIBED IN MORE DETAIL BELOW UNDER “—THE FIVE PRIME BOARD’S REASONS FOR THE OFFER AND THE MERGER,” THE FIVE PRIME BOARD, ON BEHALF OF FIVE PRIME, UNANIMOUSLY RECOMMENDS THAT FIVE PRIME’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

A joint press release, dated March 4, 2021, issued by Five Prime and Amgen announcing the Offer, the Merger and the Transactions, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The Five Prime Board and Five Prime senior management team, on an ongoing basis, regularly consider Five Prime’s long-term strategy and the range of strategic opportunities available to Five Prime to strengthen its business and to enhance stockholder value, including financing opportunities, development of its products and product candidates, investments in potential new growth opportunities, acquisitions, licensing arrangements, joint ventures, research and development collaborations and partnerships and other strategic transactions.

The Five Prime Board meets regularly to, among other things, review the development of Five Prime’s long-term strategy and opportunities, and, as appropriate, update Five Prime’s strategic initiatives. In connection with such ongoing review, Five Prime engaged Lazard Frères & Co. LLC (“Lazard”) as a financial advisor in May of 2019 in connection with Five Prime’s efforts to potentially enter into a collaboration, licensing or similar transaction involving two of its programs with one or more parties. In the summer of 2019, representatives of Five Prime had preliminary discussions with several counterparties, including representatives of Amgen’s business development team, regarding such parties’ potential interest in Five Prime’s research and development pipeline, and, thereafter, Five Prime representatives continued to have discussions with various counterparties regarding the status of its pipeline from time to time. At the end of 2019, Five Prime engaged Lazard as a financial advisor with respect to Five Prime’s efforts to identify and evaluate assets to potentially in-license or acquire. Five Prime engaged Lazard for each of these initiatives based on, among other matters, Lazard’s experience with transactions similar to those being explored by Five Prime and Lazard’s familiarity with Five Prime, including its products and strategic opportunities, and clinical stage oncology companies.

In May 2020, Company management presented to the Five Prime Board management’s plan to conduct a strategic scenario planning exercise in light of expected data outcomes expected in the fourth quarter of 2020 for two of its clinical candidates—bemarituzumab (“Bema”), a therapeutic antibody targeting FGFR2b, which is overexpressed in approximately 30% of non HER2+ gastric and gastroesophageal junction (“GEJ”) cancers worldwide, and FPT155, a soluble CD80 fusion protein. Management presented and the Five Prime Board reviewed potential strategic initiatives in light of potential outcomes with respect to Bema and FPT155—including commercializing its products as a standalone company, entering into collaboration and licensing agreements to advance the development and commercialization of its product candidates and conducting a sale process—at meetings held on June 30, 2020, July 28, 2020 and August 19 and 20, 2020. At these meetings, Company management also presented its plans for business development activities prior to and after data were released to identify potential collaboration partners for its Bema and FPT155 programs and negotiate a potential collaboration transaction with one or more parties to advance the development and commercialization of Bema and FPT155.

In the summer and fall of 2020, in connection with Five Prime’s strategic initiatives planning, Dr. Tarak Mody, Five Prime’s Vice President, Business Development and Alliance Management, contacted representatives of several biopharmaceutical companies, including Amgen, with respect to the competitive collaboration process that Five Prime intended to launch to advance the development and commercialization of Bema after topline results of its randomized Phase 2 clinical trial evaluating Bema in combination with chemotherapy in front-line patients with advanced FGFR2b+, non HER2+ gastric and GEJ cancer (the “FIGHT trial”) became available.

On November 8, 2020, the Five Prime Board held a meeting to review topline results from the FIGHT trial. The results showed that Bema plus chemotherapy demonstrated a statistically significant progression-free and overall survival benefit and overall response rate (at a 2-sided alpha of 0.20) compared to placebo plus chemotherapy in front-line patients with advanced FGFR2b+, non HER2+ gastric and GEJ cancer. Based on the results and discussions at this meeting and at prior meetings regarding opportunities with respect to positive Bema results, the Five Prime Board discussed management’s plan to explore potential collaboration opportunities with respect to the development and commercialization of Bema and raise additional capital to initiate a Phase 3 clinical trial in gastric and GEJ cancer and expand the development of Bema in other FGFR2b+ cancers.

On November 10, 2020, the Company publicly announced the positive topline results from the FIGHT trial. Shortly after the announcement, Five Prime raised $174.0 million in a public offering of its common stock.

On November 18 and 19, 2020, the Five Prime Board met, together with senior management and a representative of Cooley LLP (“Cooley”), the Company’s outside legal counsel, to further discuss potential strategic collaborations with respect to Bema (“Bema Collaboration”). The Five Prime Board reviewed and discussed timing, potential transaction structures and preliminary financial analyses with respect to a Bema Collaboration and outreach to and interactions with potential counterparties regarding their interest in pursuing a Bema Collaboration, including a discussion of preliminary inbound interest received by the Company since the public announcement of the FIGHT trial results. The Five Prime Board determined that it would be in the best interests of Five Prime and its stockholders to continue to explore the possibility of a Bema Collaboration.

From November 23, 2020 through mid-December of 2020, representatives of the Company met and spoke with numerous potential counterparties, including Amgen, Party A, Party B, Party C, Party D, Party E, Party F and Party G, about a potential Bema Collaboration, and made management presentations regarding the Bema program to 15 of those potential counterparties. Five Prime entered into or had in place nondisclosure agreements (that did not contain standstill provisions) with respect to the Bema program with each of those counterparties prior to providing management presentations. In mid-December 2020, Dr. Mody sent a process letter regarding bids for a Bema Collaboration to 13 of these counterparties. The Bema Collaboration process letter asked counterparties to submit preliminary Bema Collaboration proposals to Five Prime by January 27, 2021.

On December 15, 2020, the Five Prime Board held a meeting, at which members of senior management and representatives of Cooley were present. Given the ongoing Bema Collaboration process, the Five Prime Board invited Cooley to present on strategic and M&A matters, recognizing the possibility that a counterparty in the Bema Collaboration process could be interested in acquiring the Company. Representatives of Cooley presented to the Five Prime Board an overview of fiduciary duties attendant to a review of strategic alternatives, including handling potential conflicts of interest in evaluating potential transactions, and a board’s role in responding to unsolicited approaches or proposals with respect to potential acquisitions of the Company. Members of management provided an update to the Five Prime Board on the status of discussions with potential partners with respect to the Bema Collaboration.

From November 23, 2020 through January 29, 2021, certain potential counterparties were provided access to a virtual data room that included information regarding Bema and conducted due diligence with respect to Bema for a potential Bema Collaboration. During this time period, senior management of the Company and representatives of Lazard held meetings with potential counterparties with respect to a Bema Collaboration. Representatives of each of Amgen, Party A, Party B, Party C, Party D, Party E and Party F spoke to representatives of the Company and representatives of Lazard about the Bema Collaboration process and about the scope of each counterparty’s potential collaboration proposal. In particular, on January 14 and 25, 2021, senior management of the Company met with executive management of Party C to discuss the Bema program and Party C’s capabilities as a potential collaboration partner. On January 23, 2021, a senior representative of Party C called William Ringo, Chairman of the Five Prime Board, to reiterate Party C’s strong interest in Bema and confirmed Party C was planning on submitting a Bema Collaboration proposal the following week; on January 22, 2021, a representative of Party B emailed Dr. Mody to indicate that Party B’s intention was to submit a Bema Collaboration proposal; and on January 23, 2021, Dr. Mody spoke with a representative of Party D, who indicated that Party D was finalizing its proposal and would submit a proposal by January 29, 2021. Also during this time period, Tom Civik, the Chief Executive Officer of Five Prime, updated members of the Five Prime Board with respect to the conversations with the various counterparties in the process.

On January 20, 2021, the Five Prime Board held a meeting, at which members of senior management and a representative of Cooley were present. Mr. Civik and Dr. Mody reviewed the status of the Company’s discussions with potential collaboration partners with respect to the Bema Collaboration, including Party C’s potential interest in a strategic acquisition, and David Smith, Five Prime’s Chief Financial Officer, provided an overview to the Five Prime Board of the biopharma merger and acquisition landscape, including recent strategic transactions involving public biotechnology companies, specifically clinical-stage oncology companies following key data disclosures such as the announcement of topline data from the FIGHT trial.

On January 24, 2021, Five Prime received a Bema Collaboration proposal from Party A (“Collaboration Proposal A”).

On January 26, 2021, Five Prime received a Bema Collaboration proposal from Party B (“Collaboration Proposal B”). On the same day, a representative of Party C contacted Dr. Mody to inform him that Party C viewed Bema favorably and intended to submit a proposal by the January 27, 2021 deadline.

On January 27, 2021, a representative of Party C called Mr. Ringo to inform him that Party C had determined that it was interested in a strategic acquisition of Five Prime rather than a Bema Collaboration. Later that day, Party C submitted a proposal to acquire the Company for $25 per Share in cash (“Acquisition Proposal C”).

On January 28, 2021, Five Prime received a Bema Collaboration proposal from Party D (“Collaboration Proposal D”). Additionally, on January 28, 2021, representatives of Party A contacted Dr. Mody to review Party A’s proposal.

On January 29, 2021, a representative of Party D contacted representatives of Lazard to express Party D’s interest in a potential acquisition of the Company.

On January 29, 2021, Chris DeRespino, then-Executive Director of Business Development of Amgen, contacted Dr. Mody to inform him that Amgen planned to submit a proposal with respect to a Bema Collaboration over the weekend. On January 30, 2021, Amgen submitted a term sheet to Five Prime with respect to a Bema Collaboration (“Amgen’s Collaboration Proposal”).

Also on January 30, 2021, the Five Prime Board held a meeting at which members of senior management and representatives of Cooley were present. A representative of Cooley provided an overview of fiduciary duties attendant to a review of strategic alternatives. Based on the developments with the parties, management discussed broadening the scope of Lazard’s engagement such that Lazard would also serve as Five Prime’s financial advisor in connection with a strategic acquisition process and the potential terms of such engagement. The Five Prime Board discussed Lazard’s qualifications and experience with executing strategic transactions, the Five Prime Board’s earlier assessment of Lazard’s qualifications as compared to other potential financial advisors and Lazard’s history working with and familiarity with the Company and its strategy and operations. The Five Prime Board approved the terms of and the Company’s entry into an engagement letter with Lazard, subject to the Five Prime Board’s receipt and review of and satisfaction with Lazard’s written relationship disclosure statement.

During the subsequent portion of the meeting, attended by representatives of Lazard, the Five Prime Board discussed the relative merits and risks of each of Collaboration Proposal A, Collaboration Proposal B, Acquisition Proposal C, Collaboration Proposal D and Amgen’s Collaboration Proposal with Company management and representatives of Lazard and Cooley. The Five Prime Board also reviewed a preliminary valuation analysis of the Company, including the standalone prospects of Five Prime from a financial point of view and preliminary forecasts prepared by Company management. Members of the Five Prime Board discussed such preliminary valuation analysis of the Company and provided detailed feedback to Company management relating to the various assumptions and forecasts. The Five Prime Board also authorized the research and development committee of the Five Prime Board to work with Five Prime management on refinements to the Company forecasts based on the Five Prime Board’s feedback. The Five Prime Board discussed outreach to additional parties regarding a potential strategic acquisition, including Amgen, Party D, Party E and Party F (although Party E and Party F had not submitted Bema Collaboration proposals to the Company, they had each been sent process letters and participated in Bema management presentations). The Five Prime Board directed Lazard to reach out to all such parties to inform them that the Company had received and was evaluating a proposal to acquire the Company and to inquire as to such parties’ interest in acquiring the Company. The Five Prime Board also agreed to continue collaboration discussions with Party G, which had not yet submitted a Bema Collaboration proposal but had communicated that it would potentially submit a Bema Collaboration proposal to the Company in mid-February, and to reject Collaboration Proposal B due to its low overall value to the Company. The Five Prime Board concluded that the Company should continue to engage with Party C on Acquisition Proposal C after gauging interest in an acquisition transaction from other potential counterparties.

On January 31, 2021, at the instruction of the Five Prime Board, representatives of Lazard informed representatives of Amgen—Rachna Khosla, Vice President of Business Development, and Mr. DeRespino—that Five Prime had received a third-party offer to acquire Five Prime and inquired as to Amgen’s interest in a potential acquisition transaction. Ms. Khosla and Mr. DeRespino responded that they would discuss internally and revert to Lazard with Amgen’s response. Also on January 31, 2021, representatives of Lazard spoke with a representative of Party D, who reiterated Party D’s interest in a potential acquisition transaction.

On February 1, 2021, a representative of Party A called Garry Nicholson, a member of the Five Prime Board, regarding Collaboration Proposal A, and indicated that Party A was also interested in exploring a broader strategic relationship with the Company. Mr. Nicholson told the representative of Party A that he would convey such interest to the Five Prime Board. Mr. Nicholson then promptly informed Mr. Civik of the conversation with the representative of Party A.

Also on February 1, 2021, Ms. Khosla contacted a representative of Lazard and indicated that Amgen was open to considering an acquisition of the Company. Also on February 1, 2021, a representative of Party C emailed Mr. Ringo to follow up on Acquisition Proposal C. Mr. Ringo communicated in response that the Company was continuing to assess Acquisition Proposal C and would revert that week to Party C.

Also on February 1, 2021, representatives of Lazard contacted a representative of Party A to assess Party A’s interest in a potential acquisition transaction, following the earlier conversations with a representative of Party A who conveyed their interest in doing so. On the same day, representatives of Lazard also contacted representatives of Party E, who indicated that Party E was not interested in an acquisition or collaboration transaction, and to a representative of Party F. Later on the same day, Dr. Mody spoke with representatives of Party E, who confirmed that Party E would not be participating in the process, and to a representative of Party B to decline Collaboration Proposal B on behalf of the Company.

On February 2, 2021, the Five Prime Board held a meeting, at which members of senior management and representatives of Cooley and Lazard were present. Management and representatives of Lazard provided an update on the status of ongoing discussions with counterparties on both the potential Bema Collaboration and a potential acquisition of the Company and discussed Amgen’s potential interest in an acquisition transaction and the Company’s further engagement with Party C on Acquisition Proposal C. The Five Prime Board agreed to continue to engage with Party C on its acquisition proposal and instructed Lazard to inform Party C that Acquisition Proposal C was not in a range that appropriately valued the Company, but that the Company was prepared to provide selected diligence information to Party C in order for Party C to increase its purchase price for the Company. The Five Prime Board instructed Lazard to inform Amgen that Five Prime was considering a sale of the Company and to invite Amgen to submit an indication of value for the Company. The Five Prime Board also reviewed a preliminary valuation of the Company and discussed and provided input on various assumptions made by the Company’s management in a preliminary financial forecast of the Company.

After the meeting on February 2, 2021, Party B contacted Dr. Mody to inform him that Party B had improved its Bema Collaboration proposal based on Party B’s discussion with Dr. Mody the previous day and, later that day, provided a revised Bema Collaboration proposal (“Revised Collaboration Proposal B”). Also on February 2, 2021, in accordance with the instructions of the Five Prime Board, a representative of Lazard, on behalf of Five Prime, informed representatives of Amgen that the Five Prime Board was considering a sale process for the whole Company and invited Amgen to submit an indication of value for Five Prime.

On February 3, 2021, in accordance with the instructions of the Five Prime Board, representatives of Lazard called the financial advisor of Party C to communicate that while the initial Acquisition Proposal C was not in a range that appropriately valued the Company, the Five Prime Board was willing to provide further selected due diligence information to Party C in order for Party C to increase its proposed purchase price for the Company.

On February 4, 2021, a representative of Party G sent an email to Dr. Mody declining to submit a Bema Collaboration proposal.

Between February 4 and February 12, 2021, representatives of Cooley negotiated non-disclosure agreements with respect to a potential acquisition transaction with Party C, Party D and Amgen, each of which were ultimately executed by Five Prime and the respective counterparty, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Five Prime and Amgen—Non-Disclosure Agreements”. Each of the non-disclosure agreements contained customary standstill provisions; however, the standstill provisions would not prevent any of the parties from submitting a private acquisition proposal or making a public acquisition proposal following the announcement of, or entry into, a change-in-control transaction with respect to Five Prime.

On February 8, 2021, Mr. Civik had a call with a representative of Party D, during which they discussed Party D’s potential interest in a Bema Collaboration or acquisition of the Company.

On February 9, 2021, Five Prime senior management provided a management presentation to representatives of Party D. On February 10, 2021, Five Prime senior management provided a management presentation to representatives of Party C. On February 13, 2021, Five Prime senior management provided a management presentation to representatives of Amgen.

Following the entry into non-disclosure agreements with respect to a potential acquisition transaction with Party C, Party D and Amgen, each such counterparty was provided with access to a virtual data room with information on the whole Company and conducted diligence meetings on various subjects with representatives of the Company and each such counterparty. Each counterparty continued to conduct due diligence and engage in due diligence discussions with the Company (through mid-February with respect to Party D, through the end of February with respect to Party C and through the beginning of March with respect to Amgen).

On February 10, 2021, Dr. Mody and representatives of Lazard spoke with a representative of Party A to provide feedback on how to improve Collaboration Proposal A and to gauge Party A’s expressed interest in an acquisition proposal. Party A indicated that they would revert with feedback the week of February 15.

On February 11, 2021, the Five Prime Board held a meeting, at which members of senior management and representatives of Cooley and Lazard were present. At the meeting, senior management and representatives of

Lazard provided an update of the current state of discussions with counterparties and each party’s engagement with respect to diligence. Management and representatives of Lazard noted that (i) Amgen, Party C and Party D were continuing to explore acquisition transactions, with Party C having submitted Acquisition Proposal C, (ii) while Party A had expressed interest in a potential acquisition transaction, it had since indicated that it was more focused on a Bema Collaboration, (iii) Party E and Party F had declined to pursue an acquisition of the Company, (iv) while the Company had previously rejected Collaboration Proposal B, Party B had since submitted a Revised Collaboration Proposal B, and (v) Party G, which had been conducting diligence with respect to a Bema Collaboration had declined to submit a collaboration proposal. The Five Prime Board determined that Lazard should notify each of Amgen, Party C and Party D of a February 18, 2021 bid deadline for preliminary bids, with respect to Amgen and Party D, and a revised bid, with respect to Party C. Lastly, after representatives of Lazard left the meeting, representatives of Cooley reviewed Lazard’s relationship disclosure letter with the Five Prime Board. Following the board meeting, the engagement letter was executed between Five Prime and Lazard, effective as of February 2, 2021.

On February 11, 2021, in accordance with the instructions of the Five Prime Board, a representative of Lazard verbally communicated a February 18, 2021 deadline for acquisition bids to Party C, Party D and Amgen.

On February 12, 2021, a representative of Party C contacted Mr. Ringo to discuss the acquisition process. Mr. Ringo reiterated the bid deadline and prior messaging to the representative of Party C.

On February 14, 2021, representatives of Goldman Sachs & Co. LLC (“Goldman Sachs”), Amgen’s financial advisor, and representatives of Lazard discussed the acquisition process and timing, with representatives of Lazard noting that Five Prime had already received a proposal to acquire the Company.

On February 16, 2021, Party D’s financial advisor spoke with representatives of Lazard and indicated that Party D was preparing to submit an acquisition proposal.

Also on February 16, Party A submitted an improved collaboration proposal (“Revised Collaboration Proposal A”). That same day, a representative of Party A spoke with Dr. Mody and representatives of Lazard regarding the Revised Collaboration Proposal A.

On February 18, 2021, Amgen submitted a non-binding written proposal to the Five Prime Board for an acquisition of the Company for $32 per Share (the “Amgen Initial Acquisition Proposal”). Also on February 18, 2021, the financial advisor for Party D informed representatives of Lazard that Party D would ultimately not be submitting a proposal. On the same day, representatives of Lazard contacted Party C’s financial advisor to discuss Acquisition Proposal C.

On February 19, 2021, a representative of Party C spoke with Mr. Ringo and verbally informed him that Party C was in the range of the high $20s to low $30s in cash per Share (the “Verbal Acquisition Proposal C”) but that it would not be submitting a revised written proposal to acquire the Company.

On February 19, 2021, the Five Prime Board held a meeting, at which members of senior management and representatives of Cooley and Lazard were present. At the meeting, the Five Prime Board discussed the Revised Collaboration Proposal A, the Amgen Initial Acquisition Proposal and the Verbal Acquisition Proposal C and the reasons why Party D had declined to submit an acquisition proposal. The Five Prime Board also reviewed an update to the preliminary Company valuation relative to the various proposals. The Five Prime Board determined to move forward with both Amgen and Party C and to inform them that best and final bids for the Company would be due on March 1, 2021. The Five Prime Board also authorized Lazard to communicate to Party C that it would need to increase its per Share price in line with recent biotech premiums to remain competitive in the process.

On February 19, 2021, in accordance with the instructions of the Five Prime Board, representatives of Lazard sent out process letters, along with an initial draft of the Merger Agreement, to Amgen and Party C, noting a “best and final” bid deadline of March 1, 2021. Later on February 19, 2021, representatives of Goldman

Sachs, on behalf of Amgen, and representatives of Lazard, on behalf of Five Prime, held a telephone conversation to discuss next steps in the process, including the timing of a definitive offer. Representatives of Lazard noted that the process was expected to be competitive with Five Prime having already received multiple acquisition proposals.

Also on February 19, 2021, representatives of Lazard spoke to Party C’s financial advisors to convey the competitive nature of the process and that Party C would need to increase its bid and submit it in writing as directed by the Five Prime Board.

On February 20, 2021, Mr. Civik spoke with a representative of Party D, who indicated that while Party D had a continued interest in partnering with Five Prime, it could not provide a competitive bid for an acquisition at such time.

On February 23, 2021, Cooley and Amgen’s legal counsel, Sullivan & Cromwell LLP (“Sullivan & Cromwell”), had an introductory meeting and high-level discussion regarding certain terms of the draft Merger Agreement, including the structure of the transaction as a tender offer, treatment of Five Prime’s outstanding equity awards at closing, regulatory matters and termination rights of the parties, including Five Prime’s ability to terminate the Merger Agreement in order to accept a superior offer.

On February 25, 2021, a representative of Party C spoke with Mr. Ringo and indicated that Party C would submit a revised proposal for the acquisition of the Company by the bid deadline. Also, on February 25, 2021, Cooley and Sullivan & Cromwell had a further discussion regarding Amgen’s position with respect to key issues in the draft Merger Agreement, including with respect to treatment of Five Prime’s outstanding equity awards at closing, gross-ups for tax penalties imposed under Section 280G of the Internal Revenue Code for Five Prime executives, and regulatory matters.

Also on February 25, 2021, Lazard spoke to Party C’s financial advisors to follow-up on the call between a representative of Party C and Mr. Ringo earlier that day, and convey the importance of Party C’s legal advisors engaging with representatives of Cooley on the draft Merger Agreement if Party C wanted to remain competitive in the process, given a targeted signing date during the first week of March 2021.

On February 26, 2021, Sullivan & Cromwell sent a mark-up of the draft Merger Agreement to Cooley. The mark-up of the draft Merger Agreement was then shared with representatives of the Company and Lazard. Also on February 26, 2021, representatives of Goldman Sachs, on behalf of Amgen, and Lazard, on behalf of Five Prime, held another telephone conversation to discuss the transaction process, competitive dynamics and expected next steps following the submission of final bids by all interested potential parties on March 1, 2021. Representatives of Lazard confirmed the competitive nature of the process with Five Prime expecting to receive multiple acquisition proposals on the March 1, 2021 deadline.

Also on February 26, 2021, the compensation committee of the Five Prime Board met to approve the Company’s non-executive change in control severance plan and annual executive cash compensation and to discuss annual equity awards for officers and employees that would customarily be approved at this meeting, but which was deferred pending the receipt of final bids by and negotiation with counterparties. The compensation committee of the Five Prime Board also discussed and expressed support for entering into 280G gross-up payments for affected employees in connection with a potential strategic transaction but did not to take any formal action with respect to such agreements. Instead, the compensation committee of the Five Prime Board authorized senior management and Five Prime’s advisors to discuss such matters with the potential counterparties.

On February 28, 2021, Cooley and Sullivan & Cromwell further discussed the Company’s and Amgen’s respective positions with respect to the draft Merger Agreement, including 280G gross-ups and grants of cash awards (in lieu of annual equity grants) for executives and non-executive employees, as authorized to be negotiated with counterparties by the compensation committee of the Five Prime Board, and regulatory matters, including efforts required by and restrictions imposed upon the parties between signing and closing. Late in the evening of February 28, 2021, a representative of Party C spoke with representatives of Lazard and indicated that Party C would not be submitting a revised proposal, citing its inability to offer more than a price in the range of the high $20s to low $30s per Share.

On March 1, 2021, Amgen submitted a revised proposal of $38 in cash per Share (the “Amgen Revised Acquisition Proposal”). Later on March 1, 2021, representatives of Goldman Sachs, on behalf of Amgen, held a telephone conversation with representatives of Lazard, on behalf of Five Prime, with respect to such bid and to understand the anticipated timing of next steps in the transaction process. Also on March 1, Sullivan & Cromwell shared with Cooley revised language for the Merger Agreement regarding certain regulatory matters.

On March 2, 2021, the Five Prime Board held a meeting, at which members of senior management and representatives of Cooley and Lazard were present, where it discussed the Amgen Revised Acquisition Proposal and the Revised Collaboration Proposal A. The Five Prime Board considered the relative merits of both proposals, including the relative certainty of consummation of the Transactions. Representatives of Lazard presented an updated preliminary financial analysis of Five Prime and the consideration to be received by Five Prime stockholders in the transactions contemplated by the Merger Agreement. Representatives of Cooley presented an overview of the Five Prime Board’s fiduciary duties and a summary of the terms of the draft Merger Agreement, including outstanding points of negotiation on the draft Merger Agreement. The Five Prime Board discussed whether to request a further price increase from Amgen and concluded not to do so given Amgen’s revised price, confirmation by Amgen of its “best and final” offer, and the risk of Amgen retracting its bid. For a further description of certain factors in the Five Prime Board’s deliberations, see “—The Five Prime Board’s Reasons for the Offer and the Merger”. The Five Prime Board determined that, subject to finalizing the draft Merger Agreement and associated exhibits, annexes and schedules thereto, the Company should proceed to final negotiations with Amgen and inform Party A that the Company would be terminating discussions with Party A.

On March 2, 2021, after the conclusion of the Five Prime Board meeting, representatives of Lazard informed representatives of Goldman Sachs that the Five Prime Board had determined to move forward with Amgen subject to the parties reaching satisfactory terms on the Merger Agreement.

Subsequently on March 2, 2021, Cooley sent a revised draft Merger Agreement and accompanying confidential disclosure letter to Sullivan & Cromwell. On the evening of March 2, 2021, representatives of Cooley and Sullivan & Cromwell met virtually to discuss the remaining open issues in the draft Merger Agreement, including termination fees and regulatory commitments. Representatives of Sullivan & Cromwell communicated that the revised draft Merger Agreement formed part of and should be considered in conjunction with the “best and final” offer price Amgen had offered.

On March 3, 2021, Sullivan & Cromwell and Cooley exchanged multiple drafts of the Merger Agreement and the confidential disclosure letter, and after further feedback and discussions with members of the Five Prime Board and senior management, representatives of Cooley finalized the terms of the proposed Merger Agreement and the exhibits, annexes and schedules thereto with Sullivan & Cromwell.

Also on March 3, 2021, the Five Prime Board held a meeting with senior management and representatives of Cooley and Lazard in attendance. Representatives of Cooley updated the Five Prime Board on the final negotiations and discussions with Amgen regarding the proposed definitive Merger Agreement and discussed certain legal matters with the Five Prime Board, including the fiduciary duties of directors and the material provisions of the Merger Agreement. Also at this meeting, representatives of Lazard reviewed with the Five Prime Board its updated financial analysis of Five Prime and the $38.00 per Share cash consideration to be paid to Five Prime stockholders in the Offer and the Merger pursuant to the Merger Agreement. Thereafter, Lazard orally rendered its opinion to the Five Prime Board, which was subsequently confirmed in writing, to the effect that, as of that date and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in such written opinion, the $38.00 cash consideration to be paid to the holders of Shares (other than Shares (i) held by holders who are entitled to and have properly exercised and perfected a demand for appraisal of their Shares or (ii) held by Five Prime (including in its treasury) or held by Amgen, Purchaser or any other direct or indirect wholly owned subsidiary of Amgen) in the Offer and the Merger was fair, from a financial point of view, to such holders. For a detailed discussion of the opinion provided by Lazard, please see “—Opinion of Lazard Frères & Co. LLC”. After carefully considering the proposed terms of the Transactions with Amgen, and taking into consideration the matters discussed during that meeting and prior meetings of the Five Prime Board (for additional detail, see “—The Five Prime Board’s Reasons for the Offer and the Merger”), the Five Prime Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, were advisable and fair to, and in the best interest of, Five Prime and its stockholders, (ii) authorized and approved the execution, delivery and performance by Five Prime of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, upon the terms and subject to the conditions contained in the Merger Agreement, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that Five Prime’s stockholders tender their Shares to Purchaser pursuant to the Offer.

On March 3, 2021, Dr. Mody and representatives of Lazard informed representatives of Party A that the Company’s senior management and the Five Prime Board had decided not to focus on Collaboration Proposal A at this time.

On the morning of March 4, 2021, Five Prime, Amgen and the Purchaser executed the Merger Agreement. Also on March 4, 2021, prior to the opening of trading on the Nasdaq stock exchange, Amgen and Five Prime issued a joint press release announcing the execution of the Merger Agreement and the Transactions.

The Five Prime Board’s Reasons for the Offer and the Merger

In its careful consideration of the Offer and the Merger, the Five Prime Board consulted with Five Prime’s senior management and legal and financial advisors throughout the process and took into account numerous factors, including, but not limited to, the factors enumerated below. The Five Prime Board has unanimously determined that the terms of the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, the Company and its stockholders, and recommends that Five Prime’s stockholders tender their Shares to Purchaser pursuant to the Offer for the following reasons.

•

Compelling Value on both a Relative and Absolute Basis. The aggregate value and form of the consideration to be received in the Offer and the Merger by Five Prime’s stockholders, including the fact that:

•

the Offer Price to be received upon consummation of the Offer and the Merger represented an approximately 79% premium over the last closing price per Share on March 3, 2021 before the public announcement of the execution of the Merger Agreement and an approximately 99% premium over the VWAP of the Shares during the preceding 30-day trading period;

•

the Offer Price provides Five Prime’s stockholders with immediate and relatively certain value in respect of their Shares, especially when viewed against the risks and uncertainties associated with Five Prime’s standalone strategy and the potential impact of such risks and uncertainties on the trading price of the Shares; and

•

the Five Prime Board’s assessment that Five Prime’s standalone strategy (including a standalone path with a Bema Collaboration) was not reasonably likely to present opportunities for creating greater value for Five Prime’s stockholders than the Offer Price, taking into account the time frame on which such value would be realized and the risks associated with the development, manufacturing, regulatory approval and commercialization of the Company’s products and product candidates, as well as the competition Five Prime faces in the rapidly changing pharmaceutical industry.

•	Business, Financial Conditions and Prospects; Risks Related to Remaining a Standalone Company. The Five Prime Board is familiar with the current and historical financial condition, results of operations, business, competitive position, properties, assets and prospects of Five Prime, each of which was weighed against the relative certainty of Five Prime’s stockholders receiving the Offer Price. The Five Prime Board also took into consideration that, while Five Prime may seek additional funding through future debt and equity financing or additional collaborations or strategic partnerships, any such fundraising could have a highly dilutive effect on Five Prime’s existing stockholders, might only be available on unfavorable terms, or might not be available at all.

•

Product Commercialization and Development Risks. The Five Prime Board is familiar with Five Prime’s long-term plan, including the execution risks associated with the development, manufacturing, regulatory approval and commercialization of Bema and its other product candidates. The Five Prime Board considered the fact that Bema has been developed only through the Phase 2 stage of clinical development, the fact that there is no guarantee that Bema will successfully complete clinical development or be approved by the FDA or successfully marketed for treatment of FGFR2b+/HER2- gastric and GEJ cancer or other FGFR2b+ cancers or that Five Prime will successfully develop or commercialize additional products.

•

Best Alternative for Enhancing Stockholder Value. The Five Prime Board considered that the Offer Price was more favorable to Five Prime’s stockholders than the potential value that might result from other alternatives available to Five Prime from a transaction with a different buyer or the continued operation of Five Prime on a standalone basis in light of various factors, including the following:

•

the Five Prime Board’s belief that, based on its negotiations with Amgen, it had obtained Amgen’s best offer and that, as of the date of the Merger Agreement, the Offer Price represented the highest per Share consideration reasonably obtainable;

•

numerous other parties had engaged in discussions with Five Prime regarding a potential strategic transaction with Five Prime, whether on a whole-company basis or as a Bema collaboration, and four parties other than Amgen had at various points submitted proposals with respect to an acquisition or a Bema collaboration opportunity;

•

that the actual operating and financial performance and prospects for the Company could differ materially from the prospective information prepared by Five Prime’s senior management team, which reflect various assumptions, as further described in “—Projected Financial Information”;

•

the consideration of the potential benefits of exploring licensing or collaboration arrangements or business combination transactions with alternative potential counterparties and the likelihood that any such parties would engage in a transaction with the Company on the same or similar timeframe as Amgen and with a value and contractual terms and conditions superior to those contained in the Merger Agreement;

•

the anticipated timing of the consummation of the Offer and the Merger, and the structure of the Transactions as a tender offer for the Shares pursuant to Section 251(h) of the DGCL, which, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, permits the consummation of the Offer and the Merger in a timely manner;

•	the conditions to the Offer and the Merger, which are limited in number and scope;

•

the fact that there are not expected to be significant antitrust or other regulatory impediments to the consummation of the Transactions, other than review pursuant to the HSR Act, as further described in “Item 8. Additional Information—Regulatory Approvals;”

•

the business reputation, capabilities and financial condition of Amgen and the Five Prime Board’s perception that Amgen is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner;

•	the availability of the remedy of specific performance to Five Prime under the Merger Agreement in the event of breaches by Amgen or Purchaser of the terms of the Merger Agreement; and

•

the risks associated with executing on the Company’s standalone business plan (as further discussed under “Business, Financial Condition and Prospects; Risks Related to Remaining a Standalone Company” and “Product Commercialization and Development Risks” above).

•

Potentially Interested Counterparties; Results of Process Conducted. The Five Prime Board oversaw a strategic process, with the assistance of Five Prime’s senior management and advisors, to identify and contact selected third parties for a potential collaboration and a strategic combination with Five Prime. In particular, the Five Prime Board considered the fact that those parties that it believed reasonably likely to consider a collaboration or a strategic combination with Five Prime had been contacted, as further described in “—Background of the Offer and the Merger”.

•

Opportunity to Receive Alternative Acquisition Proposals and Terminate the Merger Agreement to Accept a Superior Offer. The Five Prime Board considered the terms of the Merger Agreement related to Five Prime’s ability to respond to unsolicited acquisition proposals and determined that third parties would be unlikely to be deterred by the provisions of the Merger Agreement from making a competing proposal, and the Five Prime Board may, under certain circumstances, furnish information and enter into discussions and negotiations in connection with a bona fide Acquisition Proposal made after the date of the Merger Agreement and prior to the Offer Acceptance Time. In this regard, the Five Prime Board considered that:

•

subject to its compliance with the applicable provisions of the Merger Agreement, the Five Prime Board can make an adverse change recommendation to Five Prime stockholders with respect to the Offer prior to the Offer Acceptance Time (i) if the Five Prime Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that a competing proposal is a superior proposal or (ii) in certain circumstances, in response to an intervening event, in either case so long as the Five Prime Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would reasonably be expected to be a breach of the Five Prime Board’s fiduciary duties under applicable law;

•

subject to its compliance with the applicable provisions of the Merger Agreement (including the requirement to pay the termination fee described below), the Five Prime Board may terminate the Merger Agreement in order to accept a superior proposal and enter into a definitive written agreement with respect to such proposal; and

•

while the Merger Agreement contains a termination fee of $76 million that Five Prime would be required to pay to Amgen in certain circumstances, including if (i) Amgen terminates the Merger Agreement in connection with an adverse change recommendation made by the Five Prime Board or (ii) Five Prime terminates the Merger Agreement in order to enter into a definitive agreement with respect to a superior proposal, the Five Prime Board believed that the termination fee is reasonable in light of the circumstances and the overall terms of the Merger Agreement, consistent with fees payable in comparable transactions, and would not discourage competing acquisition proposals from credible third parties willing and able to make such proposals.

•

Opinion of Five Prime’s Financial Advisors. The Five Prime Board considered the financial presentation and opinion, dated March 3, 2021, of Lazard to the Five Prime Board as to the fairness, from a financial point of view and as of such date, of the $38.00 cash consideration to be paid to the holders of Shares (other than Shares (i) held by holders who are entitled to and have properly exercised and perfected a demand for appraisal of their Shares or (ii) held by Five Prime (including in its treasury) or held by Amgen, Purchaser or any other direct or indirect wholly owned subsidiary of Amgen) in the Offer and the Merger, which opinion was based upon and subject to the various assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken, as further described below under the heading “—Opinion of Five Prime’s Financial Advisor—Opinion of Lazard.”

•	Terms of the Merger Agreement. The Five Prime Board reviewed and considered the terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties and covenants,

and the circumstances under which the Merger Agreement may be terminated, and concluded that such terms are reasonable and fair to, and in the best interest of, the Company and its stockholders. The Five Prime Board also reviewed and considered the conditions to the completion of the Merger, including the likelihood of obtaining approval under the HSR Act, which it believes are likely to be satisfied on a timely basis. The Five Prime Board noted that the completion of the Merger is not subject to any financing condition or any condition based upon Amgen stockholder approval, which enhances the likelihood of the consummation of the Offer and the Merger.

The Board also considered a variety of potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including the following.

•

No Stockholder Participation in Future Growth or Earnings. The Five Prime Board considered that if the Offer and the Merger are consummated, stockholders of the Company will receive cash consideration for their Shares and will therefore be precluded from the opportunity to participate in any future earnings or growth of the Company or Amgen or benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions.

•	Taxable Consideration. The gains realized by Five Prime’s stockholders as a result of the Offer and the Merger generally will be taxable to such stockholders for U.S. federal income tax purposes.

•

Effects of Failure to Complete Transactions. There will be risks and costs to Five Prime and its business if the Offer is not consummated in accordance with its terms, including the diversion of management and employee attention away from the day-to-day operations of the Company, potential employee attrition, the effect on the Company’s relationships with suppliers, partners and others that conduct business with the Company and the operational restrictions imposed on the Company pursuant to the Merger Agreement between signing and closing, among other potential negative effects on the Company if the Offer is not completed.

•

Termination Fee. The Merger Agreement provides for a termination fee of $76 million payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal and enter into a definitive written agreement with respect to such proposal.

•

No Solicitation. The Merger Agreement restricts Five Prime’s ability to solicit, initiate or knowingly facilitate or encourage competing proposals or enter into discussions or negotiations with respect thereto, subject to certain exceptions to allow the Five Prime Board to exercise its fiduciary duties.

•	Other Risks. The Five Prime Board considered the risks of the type and nature described under the section entitled “Cautionary Statements Regarding Forward-Looking Statements.”

The Five Prime Board concluded that the risks and other potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The foregoing discussion of the information and factors considered by the Five Prime Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Five Prime Board in reaching its recommendation. The members of the Five Prime Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Five Prime and considered the input of Five Prime’s senior management team and outside legal and financial advisors. In light of the number and variety of factors that the Five Prime Board considered, the Five Prime Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Five Prime Board was made after considering the totality of the information and factors involved. In addition, individual members of the Five Prime Board may have given different weight to different factors. In arriving at their respective recommendations, the members of the Five Prime Board considered the interests of Five Prime’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

IN LIGHT OF THE FACTORS DESCRIBED ABOVE, THE FIVE PRIME BOARD UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE, FAIR TO AND IN THE BEST INTEREST OF THE COMPANY AND ITS STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

Intent to Tender

To Five Prime’s knowledge, after making reasonable inquiry, all of Five Prime’s executive officers and directors currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Executive Officer and Director Arrangements Following the Merger

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Executive Severance Benefit Plan” above.

Projected Financial Information

Five Prime does not, as a matter of course, make public disclosure of detailed forecasts or projections of its expected financial performance for extended periods given, among other things, the inherent difficulty of predicting future periods and the likelihood that the underlying assumptions and estimates may prove not to be appropriate. However, in connection with Five Prime’s exploration of strategic opportunities as described in more detail in the section “—Background of the Offer and the Merger” above, Five Prime’s senior management prepared certain non-public, unaudited risk-adjusted prospective financial information which was provided to and discussed with the Five Prime Board.

The non-public, unaudited prospective financial information included information for calendar years 2021 through 2045 that was risk-adjusted to reflect Five Prime’s management’s estimate of the probability of technical, commercial and regulatory success for the Company’s pipeline products, as set forth below (the “Five Prime Management Projections”). Consistent with the discussion and feedback from the board, the Five Prime Management Projections reflected the best currently available estimates and good faith judgments of management as to the future financial performance of Five Prime on a risk-adjusted basis. The Five Prime Management Projections were approved for use by the Five Prime Board on February 19, 2021 and were provided to Five Prime’s financial advisor, Lazard, on February 22, 2021 for its use and reliance in connection with its financial analysis and opinion as described in the section “—Opinion of Five Prime’s Financial Advisor” below.

The Five Prime Management Projections were prepared by Five Prime on a stand-alone basis and do not take into account the Transactions, including any costs incurred in connection with the Offer or the other transactions contemplated thereby or any changes to Five Prime’s operations or strategy that may be implemented after the completion of the Merger. As a result, actual results likely will differ, and may differ materially, from those reflected in the Five Prime Management Projections.

The information and table set forth below are included solely to give Five Prime’s stockholders access to relevant portions of the Five Prime Management Projections and are not included in this Schedule 14D-9 to influence any Five Prime stockholder to tender Shares or for any other purpose. Five Prime makes and has made no representations to Amgen or Purchaser, in the Merger Agreement or otherwise, concerning any projected financial information.

Five Prime Management Projections

($ in millions)	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E
Total Revenue(1)	$19	$30	$132	$77	$209	$382	$635	$777	$756
Gross Profit(2)	$19	$30	$114	$65	$151	$253	$438	$511	$543
EBIT(3)	$(83)	$(191)	$(104)	$(145)	$(57)	$84	$300	$370	$412
Unlevered Free Cash Flow(4)	$202	$(173)	$(84)	$(128)	$(89)	$37	$247	$315	$305

($ in millions)	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E
Total Revenue(1)	$772	$786	$832	$874	$880	$886	$894	$799
Gross Profit(2)	$557	$567	$609	$646	$702	$709	$831	$750
EBIT(3)	$441	$466	$515	$550	$605	$610	$737	$658
Unlevered Free Cash Flow(4)	$268	$285	$315	$339	$380	$384	$471	$431

($ in millions)	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E
Total Revenue(1)	$669	$486	$364	$310	$261	$221	$191	$169
Gross Profit(2)	$625	$446	$328	$285	$240	$202	$175	$155
EBIT(3)	$542	$373	$274	$232	$199	$167	$145	$127
Unlevered Free Cash Flow(4)	$351	$243	$184	$157	$137	$118	$103	$91

(1)

Includes net product sales in addition to partnership payments, including upfront payment, development and commercial milestones and royalties for the Company’s partnered assets. Upfront payments are amortized over the duration of partnership. Milestones and royalties are not amortized. Unadjusted total revenue for each corresponding year above was as follows: $19, $32, $35, $61, $414, $1,076, $2,080, $2,509, $2,495, $2,750, $2,964, $3,697, $4,272, $4,530, $5,203, $5,556, $5,314, $4,885, $4,283, $3,678, $3,242, $2,653, $2,053, $1,573 and $1,185.

(2)

Unadjusted gross profit for each corresponding year above was as follows: $19, $32, $35, $61, $374, $788, $1,579, $1,856, $1,982, $2,222, $2,410, $3,092, $3,597, $3,803, $4,429, $5,102, $4,833, $4,416, $3,825, $3,255, $2,849, $2,341, $1,805, $1,403 and $1,077.

(3)

Unadjusted EBIT for each corresponding year above was as follows: $(82), $(174), $(274), $(272), $(56), $428, $1,239, $1,452, $1,591, $1,858, $2,037, $2,723, $3,230, $3,383, $3,966, $4,627, $4,354, $3,946, $3,370, $2,883, $2,481, $2,043, $1,594, $1,245 and $956.

(4)

Unlevered Free Cash Flow, a non-GAAP term, refers to an arithmetically-derived metric of EBIT, minus income taxes, net of projected impact of net operating losses, plus depreciation and amortization, minus changes in net working capital, minus capital expenditures. Upfront payments are not amortized and are recorded in the year they are received.

Important Information about the Five Prime Management Projections.

The Five Prime Management Projections were not provided to Amgen or any other potential counterparty in connection with their evaluation of a Bema Collaboration or a strategic acquisition. The Five Prime Management Projections were not prepared with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles (“GAAP”), nor were they prepared with a view toward compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections of prospective financial information. The non-GAAP financial measures used in the Five Prime Management Projections were relied upon by the Five Prime Board in connection with its consideration of the Offer, the Merger and the Offer Price and were approved by the Five Prime Board for use by Lazard in connection with its financial analysis and opinion. While Five Prime believes that such non-GAAP financial measures provide useful supplemental information in analyzing Five Prime’s financial results, there are limitations associated with the use of such financial measures. Such non-GAAP measures as used by Five Prime may not be directly comparable to similarly titled measures used by other companies and should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisor in connection with a proposed business combination transaction such as the proposed Transactions if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Five Prime Board or Lazard in connection with the Offer or the Merger. Accordingly, Five Prime has not provided a reconciliation of the financial measures included in the Five Prime Management Projections to the relevant GAAP financial measures. The Five Prime Management Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and the Merger.

While the Five Prime Management Projections are presented with numerical specificity, the Five Prime Management Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond Five Prime management’s control. Further, given that the Five Prime Management Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year beyond their preparation. Important factors that may affect actual results and may result in such projections not being achieved include: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the inability to complete the Offer or Merger, or the failure to satisfy other conditions to completion of the Offer or the Merger, including that a governmental entity may prohibit, delay or refuse to grant approval for the completion of the Merger, and risks and uncertainties pertaining to Five Prime’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC. In addition, the ability to achieve the Five Prime Management Projections may depend on, in part, whether or not strategic goals, objectives and targets are reached over the applicable period. The assumptions upon which the Five Prime Management Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Five Prime operates, and the risks and uncertainties described in the section titled “Cautionary Statements Regarding Forward-Looking Statements”, all of which are difficult or impossible to predict and many of which are beyond the Company’s control. The Five Prime Management Projections also reflect assumptions by Five Prime’s management that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Five Prime business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when such projections were prepared.

Accordingly, there can be no assurance that the Five Prime Management Projections will be realized, and actual results may differ, and may differ materially, from those shown. The Five Prime Management Projections are included in this Schedule 14D-9 to give stockholders access to non-public information that was provided to the Five Prime Board and Lazard in the course of evaluating the Offer and the Merger, and are not intended to influence the decision of any Five Prime stockholder whether to tender his, her or its Shares in the Offer. The inclusion of the Five Prime Management Projections in this Schedule 14D-9 should not be regarded as an indication that any of Five Prime, Amgen, Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives considered or consider the Five Prime Management Projections necessarily predictive of actual future events, and the Five Prime Management Projections should not be relied upon as such. None of Five Prime, Amgen, Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Five Prime Management Projections. None of Five Prime, Amgen, Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Five Prime compared to the information contained in the Five Prime Management Projections or that forecasted results will be achieved.

In addition, the Five Prime Management Projections have not been updated or revised to reflect information or results after the date they were prepared or as of the date of this Schedule 14D-9, and except as required by applicable securities laws, Five Prime does not intend to update or otherwise revise the Five Prime Management Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be inappropriate.

The Five Prime Management Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Five Prime included in this Schedule 14D-9 and in Five Prime’s other public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Five Prime Management Projections, Five Prime stockholders are cautioned not to place undue reliance on the Five Prime Management Projections.

Opinion of Five Prime’s Financial Advisor

Five Prime retained Lazard to provide it with financial advisory services and to render to the Five Prime Board a fairness opinion in connection with the Offer and the Merger. Lazard delivered its oral opinion to the Five Prime Board on March 3, 2021, which opinion was subsequently confirmed in a written opinion of the same date, that, as of March 3, 2021 and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in such written opinion, the Offer Price to be paid to the holders of Shares (other than Shares (i) held by holders who are entitled to and have properly exercised and perfected a demand for appraisal of their Shares or (ii) held by Five Prime (including in its treasury) or held by Amgen, Purchaser or any other direct or indirect wholly owned subsidiary of Amgen) in the Offer and the Merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of Lazard, dated March 3, 2021, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this document as Annex A and is incorporated by reference herein in its entirety. The summary of Lazard’s opinion is qualified in its entirety by reference to the full text of the opinion, and Five Prime’s stockholders are encouraged to read the opinion carefully and in its entirety.

Lazard’s engagement and its opinion were for the benefit of the Five Prime Board (in its capacity as such) and its opinion was rendered to the Five Prime Board in connection with its evaluation of the Offer and the Merger and addressed only the fairness as of the date of the opinion, from a financial point of view, to the holders of Shares (other than Shares (i) held by holders who are entitled to and have properly exercised and perfected a demand for appraisal of their Shares or (ii) held by Five Prime (including in its treasury) or held by Amgen, Purchaser or any other direct or indirect wholly owned subsidiary of Amgen) of the Offer Price to be paid to such holders in the Offer and the Merger. Lazard’s opinion was not intended to and did not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares in the Offer or how such stockholder should vote or act with respect to the Offer or the Merger or any matter relating thereto.

Lazard’s opinion was necessarily based on economic, monetary, market, and other conditions as in effect on, and the information made available to Lazard as of, March 3, 2021. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after such date. Lazard noted that the current volatility and disruption in the credit and financial markets relating to, among others, the COVID-19 pandemic, may or may not have an effect on Five Prime, and Lazard did not express an opinion as to the effects of such volatility or such disruption on Five Prime. Lazard did not express any opinion as to the price at which Shares may trade at any time subsequent to the announcement of the Offer and the Merger. Lazard’s opinion did not address the relative merits of the Offer and the Merger as compared to any other transaction or business strategy in which Five Prime might engage or the merits of the underlying decision by Five Prime to engage in the Offer and the Merger.

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of a draft, dated March 3, 2021, of the Merger Agreement;

•	reviewed certain publicly available historical business and financial information relating to Five Prime;

•	reviewed various financial forecasts and other data provided to it by Five Prime relating to the business of Five Prime;

•	held discussions with members of Five Prime’s senior management with respect to the businesses and prospects of Five Prime;

•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of Five Prime;

•	reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of Five Prime;

•	reviewed historical stock prices and trading volumes of the Shares; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Five Prime or concerning the solvency or fair value of Five Prime, and Lazard was not furnished with any such valuation or appraisal. With respect to the Five Prime Management Projections, which are summarized in the section entitled “—Projected Financial Information”, Lazard assumed, with the consent of Five Prime, that such forecasts were reasonably prepared on bases reflecting the best available estimates and judgments as to the future financial performance of Five Prime. Lazard relied, with the consent of Five Prime, on the assessments of Five Prime as to the validity of, and risks associated with, the product candidates of Five Prime (including, without limitation, the timing and probability of successful development, testing and marketing of such product candidates and approval thereof by appropriate governmental authorities). Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based, including with respect to the potential effects of the COVID-19 pandemic on such forecasts or assumptions.

In rendering its opinion, Lazard assumed, with the consent of Five Prime, that the Offer and the Merger will be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions. Representatives of Five Prime advised Lazard, and Lazard assumed, that the Merger Agreement, when executed, will conform to the draft reviewed by Lazard in all material respects. Lazard also assumed, with the consent of Five Prime, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Offer and the Merger will not have an adverse effect on Five Prime or the Offer and the Merger. Lazard did not express any opinion as to any tax or other consequences that might result from the Offer and the Merger, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Five Prime obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the Offer Price to the extent expressly specified therein) of the Offer and the Merger. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Offer and the Merger, or class of such persons, relative to the Offer Price or otherwise.

Summary of Lazard’s Financial Analyses

The following is a summary of the material financial analyses reviewed with the Five Prime Board in connection with Lazard’s opinion, dated March 3, 2021. The summary of Lazard’s analyses and reviews provided below is not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.

In arriving at its opinion, Lazard did not draw in isolation conclusions from or with regard to any factor or analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Considering selected portions of its analyses and reviews in the summary set forth below, without considering its analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Five Prime. No company, business or transaction considered in Lazard’s analyses and reviews is identical to Five Prime or the Offer and the Merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of its analyses and reviews, including the methodologies and assumptions underlying its analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 2, 2021 and is not necessarily indicative of current market conditions.

Financial Analyses

Discounted Cash Flow Analysis

Using the Five Prime Management Projections, which are summarized in the section entitled “—Projected Financial Information”, Lazard performed a discounted cash flow analysis of Five Prime.

A discounted cash flow analysis is a valuation methodology used to derive a valuation of a company by calculating the present value of the company’s estimated future cash flows. A company’s “estimated future cash flows” are its projected unlevered free cash flows, and “present value” refers to the value today or as of an assumed date of the future cash flows or amounts and is obtained by discounting the estimated future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capital structure, income taxes, expected returns and other appropriate factors.

For purposes of this analysis, Lazard calculated a range of enterprise values for Five Prime by discounting to present value, utilizing discount rates ranging from 10.0% to 12.0%, chosen by Lazard based upon its analysis of the weighted average cost of capital of Five Prime and using the mid-year convention, (i) the estimated probability-adjusted, after-tax unlevered free cash flows to be generated by Five Prime from January 1, 2021 through the end of the terminal year of 2045; and (ii) a range of terminal values for Five Prime.

The terminal values were derived by applying a negative terminal growth rate range of (50%) – (10%) to the estimated unlevered free cash flow for the terminal year to be generated by Five Prime. The negative terminal growth rates used by Lazard were estimated by Lazard based on its professional judgment and experience, taking into account the Five Prime Management Projections.

Lazard then added to the range of enterprise values the estimated net cash of Five Prime at December 31, 2020 to derive a range of total equity values for Five Prime. Lazard then calculated a range of implied equity values per Share by dividing such total equity values of Five Prime by the number of fully diluted Shares, as calculated based on information provided by Five Prime with respect to fully diluted Shares outstanding as of March 2, 2021. The results of this analysis implied an equity value per share range of $26.95 to $33.05.

Selected Public Companies Analysis

Using public filings and data sources, Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data related to selected comparable publicly traded biotechnology companies, the operations of which Lazard believed, based on its experience with companies in the biotechnology industry and its professional judgment, to be generally relevant in analyzing Five Prime’s operations for purposes of this analysis. Lazard compared such information for the selected comparable companies to the corresponding information for Five Prime.

The companies in the biotechnology industry selected by Lazard for this analysis were as follows:

•	Mirati Therapeutics, Inc.

•	Turning Point Therapeutics, Inc.

•	Iovance Biotherapeutics, Inc.

•	ADC Therapeutics SA

•	Kura Oncology, Inc.

•	ImunoGen, Inc.

•	Y-mAbs Therapeutics, Inc.

•	Mersana Therapeutics, Inc.

•	MacroGenics, Inc.

•	Constellation Pharmaceuticals, Inc.

•	Syros Pharmaceuticals, Inc.

Lazard selected the companies above because, among other things, the selected companies operate businesses similar in certain respects to the business of Five Prime. However, none of the selected companies is identical to Five Prime and certain of these companies may have characteristics that are materially different from those of Five Prime. Based on its professional judgment and experience, Lazard believes that purely quantitative analyses are not, in isolation, determinative in the context of the Offer and the Merger and that qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Five Prime and the selected companies that could affect the public trading values of each company are also relevant.

For each of the selected companies above, Lazard calculated the enterprise value of the selected company (calculated as the market capitalization, taking into account in-the-money options and other equity awards and convertible securities, plus the book value of debt and preferred equity, less cash and cash equivalents and short term investments, plus book value of minority interests) as of March 2, 2021, as a multiple of the probability-adjusted revenue estimates for 2025 from FactSet Research Systems, Wall Street research and public filings, referred to in this section as “EV/Probability Adjusted FY+5 Revenue.” The results of this analysis are as follows:

Enterprise Value / Probability Adjusted FY+5 Revenue
75th Percentile	4.4x
Median	2.9x
Mean	3.6x
25th Percentile	2.3x

Using its professional judgment and experience, Lazard then applied a range of multiples of estimated EV/Probability Adjusted FY+5 Revenues, based on the 25th percentile and 75th percentile of the estimated EV/Probability Adjusted FY+5 Revenue for the selected companies of 2.3x and 4.4x, respectively, to Five Prime’s estimated probability-adjusted revenues for 2025, from the Five Prime Management Projections. The results of this analysis implied an equity value per Share range of $11.95 to $17.25.

Selected Precedent Transactions Analysis

Using public filings and other publicly available information, Lazard reviewed and analyzed selected precedent transactions involving biotechnology companies that Lazard viewed as generally relevant in evaluating the Offer and the Merger. In performing these analyses, Lazard analyzed certain financial information and transaction multiples relating to companies in the selected transactions and compared such information to the corresponding information for the Offer and the Merger.

Specifically, Lazard reviewed eight merger and acquisition transactions in the biotechnology industry announced since January 1, 2016, that Lazard deemed relevant to consider in relation to Five Prime and the Offer and the Merger. These transactions are listed below. Although none of the selected precedent transactions or the target companies in such transactions is directly comparable to the Offer and the Merger or to Five Prime, all of the transactions were chosen because they involve transactions that, for the purposes of this analysis, may be considered similar to the Offer and the Merger and/or involve targets that, for the purposes of analysis, may be considered similar to Five Prime.

Announcement Date	Acquiror	Target
03/02/20	Gilead Sciences, Inc.	Forty Seven, Inc.
12/09/19	Merck & Co., Inc.	ArQule, Inc.
10/18/18	Novartis AG	Endocyte, Inc.
05/10/18	Eli Lilly and Company	ARMO BioSciences, Inc.
01/31/18	Seattle Genetics, Inc.	Cascadian Therapeutics, Inc.
12/22/17	Roche Holding Ltd	Ignyta, Inc.
10/30/17	Novartis AG	Advanced Accelerator Applications S.A.
05/31/16	Jazz Pharmaceuticals plc	Celator Pharmaceuticals, Inc.

Using data regarding the precedent transactions and the target companies available from public filings and other publicly available information, Lazard examined the selected transactions with respect to the transaction value, as a multiple of the target company’s five-year forward probability adjusted revenues (which are referred to in this section as “TV/Probability Adjusted FY+5 Revenue”), as reflected in publicly available consensus estimates at the time of the transaction announcement. The results of this analysis are as follows:

TV/Probability Adjusted FY+5 Revenue
75th Percentile	7.6x
Median	5.9x
Mean	6.8x
25th Percentile	5.0x

Using its professional judgment and experience, Lazard then applied a range of TV/Probability Adjusted FY+5 Revenue multiples for the selected precedent transactions based on the 25th percentile and 75th percentile of TV/Probability Adjusted FY+5 Revenue multiples, which ranged from 5.0x to 7.6x, to Five Prime’s probability-adjusted estimated revenues for 2025, from the Five Prime Management Projections. The results of this analysis implied an equity value per Share range of $18.75 to $25.20.

Other Analyses

The analyses and data described below were presented to the Five Prime Board for informational purposes only and did not provide the basis for, and were not otherwise material to, the rendering of Lazard’s opinion.

Premia Paid Analysis

Using information from public filings and other publicly available information, Lazard analyzed the premia paid for acquisitions of publicly-traded companies in the biopharmaceutical industry by strategic buyers with transaction equity values implied for the target company in the transaction based on the consideration payable at the closing of the selected transaction (excluding contingent value rights) ranging between $500 million and $3 billion that have been announced since January 1, 2017. For each of the precedent transactions, Lazard calculated the implied premia as a percentage based on the amount by which the per-share consideration in each transaction exceeded the target company’s (i) 30-day volume weighted average share price (“VWAP”) and (ii) 52-week intraday high share price.

Based on its professional judgment and experience, Lazard then applied the 25th percentile and 75th percentile 30-day VWAP premia for the selected companies of approximately 55% and 115%, respectively, to the 30-day VWAP of the Shares to calculate an implied equity value per Share range of $29.25 to $40.60 and applied the 25th percentile and 75th percentile 52-week intraday high premia for the selected companies of approximately 0% and 45%, respectively, to the 52-week intraday high price of the Shares to calculate an implied equity value per Share range of $26.25 to $38.05.

Research Analyst Price Targets

Lazard reviewed selected equity research analyst price targets based on published, publicly available Wall Street equity research reports. Lazard observed that such price targets ranged from $14.00 per Share to $34.00 per Share, with a median of $29.00 per Share.

Trading Range Since FIGHT Data

Lazard reviewed the range of trading prices of Shares following the release of Five Prime’s FIGHT trial data on November 10, 2020. Lazard observed that, during such period, the intraday trading price of the Shares ranged from $13.63 per Share (on January 15, 2021) to $26.25 per Share (on February 25, 2021).

Miscellaneous

Five Prime has agreed to pay Lazard a transaction fee of $33.8 million, payable upon the consummation of the Offer and the Merger, of which $2.0 million became payable upon delivery of the fairness opinion. In addition, Five Prime has agreed to reimburse Lazard for its reasonable out-of-pocket expenses incurred in connection with its engagement, including reasonable fees of counsel, and will indemnify Lazard and certain related persons against certain liabilities arising out of Lazard’s engagement. Lazard has in the past two years provided certain investment banking services to Five Prime. Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Five Prime and Amgen for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities and may also trade and hold securities on behalf of Five Prime, Amgen and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as investment banker to Five Prime because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions generally and in particular, as an advisor to companies in the healthcare sector, as well as its familiarity with the business of Five Prime.

Lazard prepared these analyses solely for purposes of, and the analyses were delivered to the Five Prime Board in connection with, the provision of its opinion to the Five Prime Board as to the fairness, from a financial point of view, to the holders of Shares (other than Shares (i) held by holders who are entitled to and have properly exercised and perfected a demand for appraisal of their Shares or (ii) held by Five Prime (including in its treasury) or held by Amgen, Purchaser or any other direct or indirect wholly owned subsidiary of Amgen). Lazard did not recommend any specific consideration to the Five Prime Board or that any given consideration constituted the only appropriate consideration for the Offer and the Merger. Lazard’s opinion was one of many factors considered by the Five Prime Board, as discussed further in the section entitled “—The Five Prime Board’s Reasons for the Offer and the Merger”.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Company retained Lazard to act as its financial advisor in connection with the Offer and the Merger, and in connection with such engagement, Lazard delivered the opinion and is entitled to be paid the fees described in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor”.

Information pertaining to the retention of Lazard in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor” is incorporated by reference herein.

Five Prime has retained MacKenzie Partners, Inc. to make solicitations or recommendations to the stockholders of Five Prime on its behalf with respect to the Offer, the Merger and related matters, for a fee of $25,000.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by Five Prime or, to Five Prime’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than:

Name	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
Helen Collins	2/24/2021	5,091	25.71	Cancellation of Shares upon vesting of Restricted Stock Awards to satisfy tax withholding obligations
Francis Sarena	2/24/2021	5,100	25.71	Cancellation of Shares upon vesting of Restricted Stock Awards to satisfy tax withholding obligations
David V. Smith	2/24/2021	5,110	25.71	Cancellation of Shares upon vesting of Restricted Stock Awards to satisfy tax withholding obligations
Helen Collins	2/25/2021	1,653	23.08	Cancellation of Shares upon vesting of Restricted Stock Awards to satisfy tax withholding obligations
Francis Sarena	2/25/2021	1,653	23.08	Cancellation of Shares upon vesting of Restricted Stock Awards to satisfy tax withholding obligations
Helen Collins	2/26/2021	1,158	22.23	Cancellation of Shares upon vesting of Restricted Stock Awards to satisfy tax withholding obligations
Francis Sarena	2/26/2021	1,158	22.23	Cancellation of Shares upon vesting of Restricted Stock Awards to satisfy tax withholding obligations

Item 7. Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

Except as indicated in this Schedule 14D-9 (including the exhibits hereto), Five Prime is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of Five Prime’s securities by Five Prime or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Five Prime; (iii) any purchase, sale or transfer of a material amount of assets of Five Prime; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of Five Prime.

As described in the Merger Agreement (and as summarized in Section 14 of the Offer to Purchase under the caption “The Merger Agreement”), the Five Prime Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal.

Transactions and Other Matters

Except as set forth in this Schedule 14D-9 (including the exhibits hereto), there is no transaction, resolution of the Five Prime Board, agreement in principle or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraphs of this Item 7.

Item 8. Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Five Prime and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation” above.

Conditions to the Offer

The information set forth in Section 15—“Conditions to the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9 is incorporated herein by reference.

Regulatory Approvals

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder, certain transactions may not be consummated until certain information and documentary materials have been furnished to the Antitrust Division of the U.S. Department of Justice (“DOJ”) and the Federal Trade Commission (“FTC”), and the applicable HSR Act waiting period has expired or been terminated. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, the purchase of shares in a cash tender offer may not be completed until the expiration of a 15-day waiting period following the filing by the acquiring person of a Premerger Notification and Report Form with the DOJ and the FTC, but this period may be (i) shortened if the reviewing agency grants “early termination” of the waiting period (provided, however, that the FTC announced on February 4, 2021 that the FTC and DOJ will not grant early termination during the transition to the new Biden Administration while the FTC is reviewing the processes and procedures used to grant early termination, stating that the FTC anticipated that the suspension will be temporary and brief, but that suspension continues), (ii) restarted if the acquiring person voluntarily withdraws and refiles to allow an additional 15-day waiting period, or (iii) continued if the reviewing agency issues a request for additional information and documentary material (a “Second Request”). The parties agreed in the Merger Agreement to file such Premerger Notification and Report Forms under the HSR Act with the DOJ and the FTC in connection with the purchase of the Shares in the Offer promptly, and no later than ten business days from the date of the Merger Agreement unless otherwise agreed to in writing between the parties. If a Second Request is issued, the waiting period with respect to the Offer would be continued until ten days following the date of Amgen’s compliance with that request, unless earlier terminated. Thereafter, the reviewing agency may take action to preliminarily or permanently enjoin the transaction or the parties may agree not to consummate the transaction for some period of time. If either the 15-day initial waiting period or ten-day post-substantial compliance waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. E.T. on the next day that is not a Saturday, Sunday or federal holiday.

The DOJ and the FTC may scrutinize the legality under the antitrust laws of Amgen’s proposed acquisition of Shares pursuant to the Offer. At any time before or after Amgen’s acceptance for payment of Shares pursuant to the Offer, if the DOJ or the FTC concludes that Amgen’s acquisition of the Company would violate antitrust law by substantially lessening competition in any line of commerce affecting U.S. consumers, the DOJ and the FTC have the authority to challenge the acquisition by seeking a federal court order and/or administrative order enjoining the acquisition or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Amgen, the Company, or any of their respective subsidiaries or affiliates, or requiring other relief. United States state attorneys general and private persons may also bring legal action under U.S. antitrust law seeking similar relief or conditions to the completion of the Offer. Competition authorities in other countries may also investigate the acquisition, seek to block it, or seek relief after it is consummated, under foreign competition law. While the Company believes that consummation of the Offer and the Merger would not violate any antitrust or competition laws, there can be no assurance that a challenge to the Offer or the Merger on antitrust or competition law grounds will not be made or, if a challenge is made, what the result will be.

See Section 15—“Conditions to the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9, which is incorporated herein by reference.

Legal Proceedings

There are currently no legal proceedings arising out of or relating to the Offer or the Merger but legal proceedings arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex B. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that the Company will take no action to perfect any appraisal rights of any stockholder.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Company stockholders exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•

prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to the Company at 111 Oyster Point Boulevard South San Francisco, California 94080. Attention: Legal Department, a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to the Company, 111 Oyster Point Boulevard South San Francisco, California 94080. Attention: Legal Department. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be provided to the stockholder within ten days after a request by such stockholder for the information has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

The foregoing summary of the rights of the stockholders of the Company to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Business Combination Statute

A number of states (including Delaware, where Five Prime is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

Section 203 of the DGCL generally prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

•

before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange Offer); or

•

following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3%, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Five Prime Board adopted a resolution approving the Merger Agreement and the Transactions, including the Offer and the Merger for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement.

Stockholder Approval of the Merger Not Required

Neither Amgen nor Purchaser is, or at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

The Five Prime Board has unanimously approved the Merger Agreement, the Offer and the Merger. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the Merger Agreement and (ii) immediately following the consummation of such tender offer, the stock irrevocably accepted for purchase pursuant to the offer, together with the stock otherwise owned by the acquiring company or its affiliates and any “rollover stock” (as defined in Section 251(h) of the DGCL), equals at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the Merger Agreement. If the Minimum Condition is satisfied and Purchasers accept Shares for payment pursuant to the Offer, Purchaser will have received a sufficient number of Shares to ensure that Five Prime will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Five Prime. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Amgen, Purchaser and Five Prime will effect the Merger as soon as practicable, without a vote of stockholders of Five Prime in accordance with Section 251(h) of the DGCL.

If the Merger is effected, statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer, properly demand appraisal of their Shares, and otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in this Item 8 under the heading “—Appraisal Rights”. Stockholders who do not validly exercise appraisal rights under the DGCL will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Cautionary Statements Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the sale of Five Prime and any statements relating to Five Prime’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of Five Prime’s stockholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the transactions of Five Prime’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and other uncertainties pertaining to the business of Five Prime, including those detailed in Five Prime’s public filings with the SEC from time to time, including Five Prime’s Annual Report on Form 10-K for the year ended December 31, 2019, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020 and Definitive Proxy Statement on Schedule 14A filed with the SEC on April 3, 2020. The reader is cautioned not to unduly rely on these forward-looking statements. Five Prime expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Where You Can Find More Information

Five Prime is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Five Prime is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, equity awards granted to them, the principal holders of its securities and any material interest of such persons in transactions with Five Prime. Such reports, proxy statements and other information may be obtained free of charge at the website maintained by the SEC at www.sec.gov.

The SEC allows Five Prime to “incorporate by reference” information into this Schedule 14D-9, which means that Five Prime can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Item 9. Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 18, 2021 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by the Purchaser with the SEC on March 18, 2021)

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)

(a)(1)(D)	Form of Letter to Brokers, Dealers Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)

(a)(1)(F)	Summary Advertisement, published in the New York Times on, March 18, 2021 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)

(a)(5)(A)	Joint Press Release, dated March 4, 2021, issued by Five Prime and Amgen (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Five Prime with the SEC on March 4, 2021)

(a)(5)(B)	Email from Thomas Civik, the President and Chief Executive Officer of Five Prime, to employees, first used on March 4, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Five Prime with the SEC on March 4, 2021)

(a)(5)(C)	Five Prime Employee FAQ, first used on March 4, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Five Prime with the SEC on March 5, 2021)

(a)(5)(D)	Five Prime All Hands Meeting Slides, first used on March 8, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Five Prime with the SEC on March 8, 2021)

Exhibit No.	Description

(e)(1)	Agreement and Plan of Merger, dated March 4, 2021, by and among Amgen, Purchaser and Five Prime (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Five Prime with the SEC on March 4, 2021)

(e)(2)	Mutual Non-Disclosure Agreement, dated July 29, 2019, by and between Amgen and Five Prime (incorporated by reference to Exhibit (d)(2) to the Schedule TO)

(e)(3)	Amendment No. 1 to the Mutual Non-Disclosure Agreement, dated August 2, 2019, by and between Amgen and Five Prime (incorporated by reference to Exhibit (d)(3) to the Schedule TO)

(e)(4)	Amendment No. 2 to the Mutual Non-Disclosure Agreement, dated June 16, 2020, by and between Amgen and Five Prime (incorporated by reference to Exhibit (d)(4) to the Schedule TO)

(e)(5)	Non-Disclosure Agreement, dated February 12, 2021, by and between Amgen and Five Prime (incorporated by reference to Exhibit (d)(5) to the Schedule TO)

(e)(6)	Five Prime Definitive Proxy Statement (incorporated by reference to Schedule 14A filed by Five Prime with the SEC on April 3, 2020)

(e)(7)	Offer Letter Agreement by and between Five Prime and Francis Sarena, dated as of December 2, 2010 (incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K, filed by Five Prime with the SEC on February 27, 2020).

(e)(8)	Offer Letter Agreement by and between Five Prime and David V. Smith, dated as of October 24, 2018 (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K, filed by Five Prime with the SEC on February 27, 2020).

(e)(9)	Offer Letter Agreement by and between Five Prime and Helen Collins, dated as of May 12, 2016 (incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K, filed by Five Prime with the SEC on February 27, 2020).

(e)(10)	Executive Severance Benefits Agreement by and between Five Prime and Francis Sarena, dated as of February 18, 2011 (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K, filed by Five Prime with the SEC on February 27, 2020).

(e)(11)	Amendment No. 1 to the Executive Severance Benefits Agreement by and between Five Prime and Francis Sarena, effective May 8, 2013 (incorporated by reference to Exhibit 10.120 to the Annual Report on Form 10-K, filed by Five Prime with the SEC on February 27, 2020).

(e)(12)	Letter Agreement by and between Five Prime and Francis Sarena, dated as of December 12, 2019 (incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K, filed by Five Prime with the SEC on February 27, 2020).

(e)(13)	Executive Severance Benefits Agreement by and between Five Prime and David V. Smith, dated as of November 26, 2018 (incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K, filed by Five Prime with the SEC on February 27, 2020).

(e)(14)	Letter Agreement by and between Five Prime and David V. Smith, dated as of December 12, 2019 (incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K, filed by Five Prime with the SEC on February 27, 2020).

(e)(15)	Executive Severance Benefits Agreement by and between Five Prime and Helen Collins, dated as of March 20, 2017 (incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K, filed by Five Prime with the SEC on February 27, 2020).

(e)(16)	Letter Agreement by and between Five Prime and Helen Collins, dated as of December 12, 2019 (incorporated by reference to Exhibit 10.28 to the Annual Report on Form 10-K, filed by Five Prime with the SEC on February 27, 2020).

Exhibit No.	Description

(e)(17)	Form of Indemnification Agreement by and between Five Prime and each of its directors and officers (incorporated by reference to Exhibit 10.35 to the Annual Report on Form 10-K, filed by Five Prime with the SEC on February 27, 20203).

(e)(18)	Executive Severance Benefit Plan and Summary Plan Description, effective November 20, 2019 (incorporated by reference to Exhibit 10.33 to the Annual Report on Form 10-K, filed by Five Prime with the SEC on February 27, 2020).

(e)(19)	Annual Bonus Plan, effective January 1, 2018 (incorporated by reference to Exhibit 10.32 to the Annual Report on Form 10-K, filed by Five Prime with the SEC on February 27, 2020).

(e)(20)	2013 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K, filed by Five Prime with the SEC on February 27, 2020).

(e)(21)	Amendment No. 1 to Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K, filed by Five Prime with the SEC on February 27, 2020).

(e)(22)	2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K, filed by Five Prime with the SEC on February 27, 2020).

(e)(23)	2013 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K, filed by Five Prime with the SEC on February 27, 2020).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIVE PRIME THERAPEUTICS, INC.

Date: March 18, 2021	By:	/s/ Francis Sarena
Name: Francis Sarena
Title: Chief Strategy Officer and Secretary

ANNEX A

Opinion of Lazard Frères & Co. LLC

March 3, 2021

The Board of Directors

Five Prime Therapeutics, Inc.

111 Oyster Point Boulevard

South San Francisco, CA 94080

Dear Members of the Board:

We understand that Five Prime Therapeutics, Inc., a Delaware corporation (the “Company”), Amgen Inc., a Delaware corporation (“Parent”), and Franklin Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Parent will acquire the Company (the “Transaction”). Pursuant to the Agreement:

•

Purchaser will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of the common stock, par value $0.001 per share, of the Company (the “Common Stock”) at a price per share of $38.00 (the “Consideration”) in cash, net of applicable withholding taxes and without interest, on the terms and conditions set forth in the Agreement; and

•

following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”) and each issued and outstanding share of Common Stock will be converted into the right to receive the Consideration, other than shares of Common Stock (i) held by holders who are entitled to and have properly exercised and perfected a demand for appraisal of their shares of Common Stock, or (ii) held by the Company (including in its treasury) or held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent (the holders described in clauses (i) and (ii), collectively, the “Excluded Holders”).

The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Common Stock (other than Excluded Holders) of the Consideration to be paid to such holders in the Offer and the Merger.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of a draft, dated March 3, 2021, of the Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to the Company;

(iii)	Reviewed various financial forecasts and other data provided to us by the Company relating to the business of the Company;

(iv)	Held discussions with members of the senior management of the Company with respect to the business and prospects of the Company;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vii)	Reviewed historical stock prices and trading volumes of the Common Stock; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses, we have assumed, with the consent of the Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. We have relied, with the consent of the Company, on the assessments of the Company as to the validity of, and risks associated with, the product candidates of the Company (including, without limitation, the timing and probability of successful development, testing and marketing of such product candidates and approval thereof by appropriate governmental authorities). We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based, including with respect to the potential effects of the COVID-19 pandemic on such forecasts or assumptions.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We further note that the current volatility and disruption in the credit and financial markets relating to, among others, the COVID-19 pandemic, may or may not have an effect on the Company and we are not expressing an opinion as to the effects of such volatility or such disruption on the Company. We do not express any opinion as to the price at which shares of Common Stock may trade at any time subsequent to the announcement of the Transaction. In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of the Company, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. Representatives of the Company have advised us, and we have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects. We also have assumed, with the consent of the Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on the Company or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to the Company in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. We in the past have provided certain investment banking services to the Company. In the ordinary course, Lazard and its affiliates and employees may trade securities of the Company and Parent for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Parent and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of the Company (in its capacity as such) and our opinion is rendered to the Board of Directors of the Company in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Common Stock in the Offer or how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Common Stock (other than Excluded Holders) in the Offer and the Merger is fair, from a financial point of view, to such holders.

Very truly yours,

LAZARD FRERES & CO. LLC

By	/s/ Stephen Sands
Vice Chairman – Investment Banking
Chairman – Global Healthcare Group

By	/s/ Michael Kingston
Managing Director

ANNEX B

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)

Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

B-5